MEMORANDUM

TO:Jeffrey Foor, Esq.
Senior Special Counsel
Disclosure Review and Accounting Office
Division of Investment Management
U. S. Securities and Exchange Commission
FROM:Alison Samborn, Esq.
Assistant Vice President, Insurance Legal & Product Development
DATE:February 19, 2025
SUBJECT:Response to Comments for the Initial Registration Statement filed on Form N-4 for File Nos. 333-283892
& 333-283747; Jackson National Life Insurance Co (RILA).

This memorandum is in response to the written comments you provided on February 13, 2025, for the above referenced filings.
In the interest of convenience for the staff of the Securities and Exchange Commission ("SEC"), this memorandum quotes each of the specific comments, followed respectively by narrative responses (in bold).
Unless indicated otherwise below, the following comments and responses apply to all registration statements referenced above. Excerpted pages of the Jackson Market Link Pro Advisory III Statutory Prospectus, marked to show the changes discussed below, are attached and will be provided electronically. Marked copies of the full Statutory Prospectus for each product will also be provided electronically. Page references in the responses are to the pdf page of the Jackson Market
Link Pro Advisory III marked excerpted pages.  Corresponding changes have been made to the Jackson Market Link Pro
III Statutory Prospectus as applicable. Pre-effective amendments to the above-referenced registration statements will subsequently be filed in response to the comments.
General
1.All comments apply to both the Jackson Market Link Pro Advisory III prospectus and the Jackson Market Link Pro
III prospectus, as applicable.
Response:  Revisions have been made in both the Jackson Market Link Pro Advisory III and the Jackson
Market Link Pro III prospectuses in response to applicable comments unless otherwise indicated below.
Cover
2.Disclosure on the cover page states: “The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions.” Please also reference withdrawals under the
Guaranteed Minimum Withdrawal Benefit (“GMWB”) here.
Response:  We have made this revision.
3.Disclosure on the cover page states: “We apply an Interim Value adjustment if amounts are removed from an Index
Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to
100% of your investment.” In addition to the discussion of Interim Value Adjustments, in the Jackson Market Link
Pro Advisory III prospectus please also describe the Market Value Adjustment including the maximum potential loss.
Response:  We have made this revision.
4.Please make the following changes to the paragraph on the cover page that begins, “We limit the amount you can earn on an Index Account Option.”:
a. Please reflect the minimum participation rate of 100%.
Response:  We have made this revision.
b. Please clarify here and throughout the prospectus that the maximum loss referenced (i.e., “up to a 90% loss”) is over a crediting term, as opposed to the life of the contract.
Response:  We have made this revision.
5.The definition of "Covered Life" should be clearer that it generally includes the contract owner and primary spousal beneficiary, as explained in the section titled “+Income GMWB and +Income GMWB with Joint Option.” See p. 56
(“On qualified plan Contracts, the Owner and the primary spousal Beneficiary named as of the effective date of the
GMWB with Joint Option will each be considered a Covered Life.”).
Response:  Respectfully, we have aimed to limit the Glossary definitions to only the disclosure needed to clearly convey meaning to investors.  The goal is to give enough information to help the investor understand what the defined term means, but to limit specific granular rules to the prospectus sections providing full narrative disclosures of the rules relating to those terms.  Here, the existing definition for Covered Life provides enough information for investors to understand what is meant by the term, while the in-line discussion of Covered Lives in the "+Income GMWB and +Income GMWB with Joint Option" section gives relevant information about who qualifies and special rules relating to Covered Lives.  Registrant believes this is consistent with the requirement of General Instruction C(3)(d)(i) of Form N-4.  No revision has been made in response to this comment.
6.Please add “Death Benefit” to the glossary as a defined term. Throughout the prospectus, the term is sometimes, but not always capitalized, which could cause investor confusion. Please clarify the difference, if any, between the two uses of the term.
Response:  We have made this revision and reviewed the Contract for appropriate capitalization corrections.
Overview of the Contract (pp. 5-8)
7.Under the heading “Phases of the Contract”, the disclosure on p. 7 regarding the Fixed Account states “The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract
Anniversary, subject to a guaranteed minimum interest rate.” Please disclose what the guaranteed minimum interest rate is.
Response:  We have made this revision.
Key Information Table (pp. 9-11)
8.In response to the question “Are There Charges or Adjustments for Early Withdrawals?”, the disclosure states: “In extreme circumstances, such loss could be as high as 100% of the amount withdrawn. For example, if you invest
$100,000 in the Contract and then take a total withdrawal of Contract Value within the first six Contract Years, you could lose up to $100,000 of your investment. Losses could be greater if there is a negative Interim Value adjustment, taxes, or tax penalties.” Please consider revising this disclosure to avoid the suggestion that an investor can lose amounts that exceed their investment.
Response:  We have made this revision.
9.In response to the question “Are There Ongoing Fees and Expenses?”, please make the following changes to the
Lowest and Highest Annual Cost columns in the table:
a. In the Jackson Market Link Pro Advisory III prospectus, please revise the bullet that says, “No sales charges” to read "No sales charges or advisory fees."
Response:  We have made this revision.
b. In the Jackson Market Link Pro III prospectus, please add a bullet-point to the Highest Annual Cost column that reads “0% Interim Value adjustment.”
Response:  We have made this revision.
10.In response to the question “Is this a Short-Term Investment?”, the disclosure should make clear that withdrawals could result in significant reductions to account value, the death benefit, and contract benefits (possibly by more than the amount withdrawn).
Response:  We have made this revision.
11.In response to the question “Are There Any Restrictions on Contract Benefits?”, please state that if a contract owner elects to pay third-party advisory fees from his or her contract value, then this deduction [will/may] reduce the death benefit(s) [and other guaranteed benefits] and may be subject to federal and state income taxes and a 10% federal penalty tax. Please add any appropriate cross-references.
Response:  We have made this revision to the advisory product.  We do not permit the deduction of advisory fees from Contract Value in our brokerage products, so no revision has been made to the brokerage product.
Fees and Expenses Table (p. 12)
12.In the narrative preceding the fee table in the Jackson Market Link Pro Advisory III prospectus, please state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from the contract value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.
Response:  We have made this revision.
Principal Risks of Investing in the Contract (pp. 13-17)
13.The “Market Risk” on p. 17 states “You could lose up to 90% of Contract Value allocated to Index Account Options due to negative Index Return after taking into account the current limits on Index loss provided under the Contract.”
Please clarify that this maximum loss is over the crediting term, and not the life of the contract.
Response:  We have made this revision.
14.Under the heading “Buffers and Floors”, the disclosure states “We reserve the right to remove Protection Options in the future, so there may not always be both a Buffer and Floor Protection Option available to you for election on subsequent Index Account Option Terms. However, there will always be at least one Protection Option available to you for election.” Please reconcile this language with the disclosure on p. 13 in response to the question “Are There
Restrictions on the Investment Options?”, which suggests that Protection Options will always be available. The disclosure on p. 13 states "We guarantee that at least two Index Account Options will always be available, and that those options will be identical or similar to those outlined in this prospectus."
Response:  Respectfully, we do not believe these are contradictory disclosures.  In response to Commission comments on prior filings, we were required to guarantee that there would always be more than one Index
Account Option available, and that the options would be identical or similar to an option currently disclosed in the prospectus.  Our Index Account Options are comprised of combinations of Indexes, Crediting Methods,
Protection Options, and Index Account Option Terms.  Guaranteeing that there will always be at minimum a similar combination of features does not contradict our reservation of right to remove an existing Protection
Option.  At least one of these Protection Options will always be available, and could be combined with available Crediting Methods, Indexes, and term lengths.  No revision has been made in response to this comment.
15.Under the heading “Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting
Methods, and Terms”, the disclosure on p. 21 states: “No Interim Value adjustment will apply if we substitute an
Index.” Please clarify whether this means that the interim value adjustment is not applied at the time of the substitution, or for the remainder of the index option's term. If the latter, please explain how this operates.
Response: We have made this revision.
Contract Options (pp. 19-22)
16.Under the sub-heading “Fixed Account” on p. 26, please disclose that (i) the fixed accounts are not registered under the Securities Act of 1933 and the fixed accounts are not registered as an investment company under the Investment
Company Act of 1940 Act; and (ii) the fixed account disclosures are subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.
Response:  We have made this revision.
Additional Information About the Index Account Options (pp. 22-30)
17.To avoid potential investor confusion, when there is more than one version of any index (such as price return or total return), please consider clarifying the type of index in the name of the index (e.g., S&P 500 Price Return Index).
Response:  To keep these disclosures consistent across all collateral used by Registrant in describing the indexes, we have not revised the names of the indexes as suggested.  However, we have incorporated a revision to the introductory paragraph preceding the list of indexes to offer additional clarity.
18.The disclosure on p. 30 states “All of the Indexes offered are price return indexes, not total return indexes, which means they do not reflect dividends paid on the securities composing the Index.” Please consider bolding this disclosure to make it more prominent.
Response:  We have made this revision.
19.The disclosure on p. 30 states “The performances below . . . do not reflect Contract fees and charges, including
Market Value Adjustments and the Interim Value calculation and adjustment, which reduce performance.” Please revise to indicate that performance also does not reflect any advisory fees associated with the contract.
Response:  We have made this revision to the advisory product.  We do not permit the deduction of advisory fees from Contract Value in our brokerage products, so no revision has been made to the brokerage product.
20.The bar charts for the indexes on pp. 31-33 should be updated to include the year 2024, and should cover a period of
10 years, not 11 years (i.e., 2015–2024).
Response: We have made this revision.
21.On p. 32 of the Jackson Market Link Pro III prospectus, the bar chart for the MSCI EAFE Index is missing the numeric return of the hypothetical example with the applicable 5% Cap and -10% Buffer.
Response:  We have made this revision.
22.On p. 34 of the Jackson Market Link Pro III prospectus under “Protection Options”, please separate the disclosure regarding the Floor from the disclosure regarding the Buffer.
Response:  We have made this revision.
23.On p. 35 under the sub-headings “Protection Options” and “Crediting Methods”, the disclosure mentions “sales commissions.” For the Jackson Market Link Pro Advisory III prospectus, please confirm that, in both places, this disclosure is applicable to a non-commission product.
Response:  We have revised to remove the reference to sales commissions in the advisory product.
24.On the bar chart on p. 42 titled “Performance Boost with Buffer”, the shaded bar in Scenario 5 showing the -10%
buffer should end at the hashed line labeled “-10% buffer.” It currently appears to drop below that line.
Response:  We have made this revision.
Add-On Benefit Expenses (pp. 31-32)
25.In the GMWB Section (see p. 46 of the Jackson Market Link Pro Advisory III prospectus and p. 48 of the Jackson
Market Link Pro III prospectus), if accurate, please disclose that the GMWB Charge will also reduce the death benefit.
Response:  We have made this revision.
Appendix C: State Variations (p. 47)
26.Please provide the staff with a completed copy of this appendix for review.
Response:  We have made this revision.
Appendix H: Financial Intermediary Variation Information
27.The instruction to Item 8(a) of Form N-4 requires disclosure of all material intermediary specific variations to the offering (e.g., variations resulting from different brokerage channels). Accordingly, please disclose any financial intermediary variations to the offerings, including any Contract options or features that are not offered through certain intermediaries. It is the staff’s understanding that such disclosure may be difficult to provide by the effective date of the filing. Accordingly, please plan to provide such disclosure by your next annual update (i.e., by May 1,
2026).
Response:  Registrant confirms that it intends to comply with this requirement by May 1, 2026.
Please contact me at (517) 367-3754 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. JACKSON MARKET LINK PRO® ADVISORY III SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY Issued by Jackson National Life Insurance Company® The date of this prospectus is _______, 2025. This prospectus contains information about the Contract and Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations. Jackson's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs. Index-linked annuity contracts are complex insurance and investment vehicles and involve risk, including potential loss of principal. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference. The Contract makes available for investment index-linked and fixed options. Additional information about these investment options is available in Appendix A. This prospectus describes the Indexes, Terms, Crediting Methods, Protection Options, and add-on Guaranteed Minimum Withdrawal Benefits ("GMWB") that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Options. The Contracts are sold by broker-dealers who are also registered as, affiliated with, or in a contractual relationship with a registered investment adviser, through their registered representatives/investment adviser representatives. The Contracts are intended to be used by investors who have engaged these investment advisers and investment adviser representatives to manage their Contract Value for a fee which is in addition to any fees and expenses charged under the Contract. We offer other registered index-linked annuity products with different product features, benefits and charges. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, these deductions will reduce Contract Value and may reduce your basic Ddeath Bbenefit. The deduction of advisory fees is subject to Interim Value adjustments, and as a result, your Index Option Crediting Base may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base. Please note: if you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, or after electing an add-on GMWB, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and any return of premium portion of your basic Ddeath Bbenefit being reduced, the withdrawal will be subject to Market Value Adjustments any applicable taxes and tax penalties. The Jackson Market Link Pro Advisory III Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in negative Contract adjustments, taxes, and tax penalties, as applicable. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions, Guaranteed Withdrawals under the +Income GMWB or +Income GMWB with Joint Option, or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment if amounts are removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 100% of your investment. Withdrawals taken during the first six Contract Years may also be subject to a Market Value Adjustment, and if this adjustment is negative, you could lose up to 100% of your investment in extreme circumstances. Withdrawals could also result in significant reductions to your Contract Value and the Ddeath Bbenefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59½. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. We limit the amount you can earn on an Index Account Option. Crediting Methods such as the Cap, Performance Trigger, and Performance Boost could limit positive Index gain. Crediting Method rates could change in the future, but in no event will an available Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term; an available Index Participation Rate be less than 100%; an available Performance Trigger Rate be lower than 1%; an available Performance Boost Rate be lower than 5% or Performance Boost Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term. The Contract currently offers 10% Floor, and 10%, 20%, and 100% Buffer Protection Options, which could expose you to up to a 90% loss over the course of your Index Account Option Term due to poor Index performance after taking into account the current limits on Index loss provided under the Contract depending on the Index Account Option you select. Protection Option rates could change in the future. Available Floor and Buffer Protection Options will always be at least 5%. Jackson is located at 1 Corporate Way, Lansing, Michigan, 48951. The telephone number is 1-800-644-4565. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. You can contact our Jackson Customer Care Center at P.O. Box 24068, Lansing Michigan 48909-4068; 1-800-644-4565; www.jackson.com. An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Principal Risks” beginning on page 17 for more information. Additional information about certain investment products, including registered index-linked annuities, has been prepared by the SEC’s staff and is available at www.Investor.gov. If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, or when purchased as a replacement, this cancellation period may be longer. Upon cancellation, you will receive a full refund of the amount you paid with your application, less any partial withdrawals you've taken prior to cancelling. You should review this prospectus, or consult with your financial professional, for additional information about the specific cancellation terms that apply. Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted. • Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency GLOSSARY These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms. Adjusted Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term, adjusted based on the Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Performance Trigger Rate, Performance Boost Rate, Performance Boost Cap Rate (applicable only with the Performance Boost Crediting Method), Buffer or Floor, as applicable. Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant. Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner’s death. The Contract allows for the naming of multiple Beneficiaries. Buffer - one of the two Protection Options offered and an Index Adjustment Factor. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. A Buffer protects from loss up to a stated amount. You only incur a loss if the Index declines more than the stated Buffer percentage during the Index Account Option Term (though it is possible to incur a loss in excess of the stated Buffer percentage if you make a withdrawal prior to the end of the Index Account Option Term). Business Day - any day that the New York Stock Exchange is open for business during the hours in which the New York Stock Exchange is open. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). Cap Rate ("CR") or Cap - one of three currently available Crediting Methods, and an Index Adjustment Factor. The Cap Rate is the maximum positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Cap Crediting Method at the end of each Index Account Option Term after application of the Index Participation Rate. Contract - the single premium deferred Index-linked annuity contract and any optional endorsements you may have selected. Contract Anniversary - the Business Day on or immediately following each one-year anniversary of the Issue Date. Contract Option - one of the options offered by the Company under this Contract. The Contract Options for this product are the Fixed Account and Index Account. Contract Value - the sum of the allocations to the Fixed Account and the Index Account. Contract Year - the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date. For example, if the Issue Date is January 15, 2023, then the end of Contract Year 1 would be January 14, 2024, and January 15, 2024, which is the first Contract Anniversary, begins Contract Year 2. Crediting Method - the general term used to describe a method of crediting the applicable positive Index Adjustment at the end of an Index Account Option Term. Covered Life - each of the individuals covered under the For Life Guarantee of the +Income GMWB with Joint Option. Death Benefit - a standard Contract feature that guarantees your Beneficiaries will receive a benefit at the time of your death. Deferral Year - the period of time measured by each Contract Anniversary that has passed after election of the add-on Guaranteed Minimum Withdrawal Benefit ("GMWB"). Designated Life - the life on which certain Guaranteed Minimum Withdrawal Benefit ("GMWB") values and guarantees are based. Determination Date - the date the Guaranteed Annual Withdrawal Amount Percentage ("GAWA%") is determined and locked-in, and the Guaranteed Annual Withdrawal Amount ("GAWA") is determined for the first time after election of the +Income GMWB or +Income GMWB with Joint Option. Excess Withdrawal - any portion of a withdrawal taken, after election of the +Income GMWB or +Income GMWB with Joint Option, that causes total withdrawals taken during that Contract Year to exceed the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or 1 Income Date - the date on which income payments are scheduled to begin as described in the Income Payments section of the prospectus. Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option. Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period. Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option. Index Account Option Term - the selected duration of an Index Account Option. Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term. Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option. Index Account Value - the sum of the Index Account Option Values. Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term. Index Adjustments can be zero, positive or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return. Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Performance Boost Rates, Performance Boost Cap Rates (applicable only with the Performance Boost Rate Crediting Method), Index Participation Rates (applicable only with the Cap Crediting Method), Buffers, and Floors are all Index Adjustment Factors. Index Option Crediting Base - a component of the calculation we use to determine your Index Account Option Value. Index Participation Rate ("IPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Cap Crediting Method. The IPR is an Index Adjustment Factor, and is declared at the beginning of the Index Account Option term. The IPR is guaranteed to be at least 100%, and will never serve to decrease an Index Adjustment. The IPR is not a stand- alone Crediting Method. It is applicable only with the Cap Crediting Method. Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term. Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available for partial or total withdrawals (including GAWA withdrawals, automatic withdrawals, RMDs, deduction of the GMWB Charge, direct deduction of advisory fees under our administrative rules, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Ddeath Bbenefit) or Intra-Term Performance Locks. The Interim Value is equal to the sum of the fixed income asset proxy and the derivative asset proxy. For more information on Interim Value, please see "Interim Value Calculation and Adjustment" beginning on page 49. Intra-Term Performance Lock- a Contract feature that permits the one-time reallocation of Interim Value from an Index Account Option to the Short Duration Fixed Account Option prior to the end of the Index Account Option Term. Intra-Term Performance Lock Date - the date Interim Value is reallocated to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock. Issue Date - the date your Contract is issued. Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.) Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non- discriminatory basis or required by a qualified plan, law or regulation. Market Value Adjustment ("MVA") - a positive or negative adjustment we may apply to amounts you withdraw or annuitize under certain income options during the first six years of the Contract that are in excess of the Free Withdrawal amount or in excess of the Guaranteed Withdrawal amount, including partial and total withdrawals, or amounts applied to income payments on an Income Date within the first Contract Year. Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the 3

OVERVIEW OF THE CONTRACT Purpose of the Contract Jackson Market Link Pro Advisory III is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term"). The Contract is intended to help you save for retirement or another long-term investment purpose through investments in a variety of Contract Options during the accumulation phase. The Contract also offers Ddeath Bbenefits to protect your designated Beneficiaries. Through the annuitization feature, the Contract can supplement your retirement income by providing a stream of income payments. The Contract also offers certain optional living benefits that provide you with the ability to take guaranteed withdrawals. This Contract may be appropriate if you have a long investment time horizon. It is not intended for people who may need to make early or frequent withdrawals. Phases of the Contract The Contract has two phases: the accumulation phase, when you make Premium payments to us, and the income phase, when we make income payments to you. Accumulation Phase The Contract is divided into two general categories for allocation of your Premium and Contract Value during the accumulation phase: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based in part upon the performance of a selected Index. A list of Contract Options and additional information about the Contract Options in which you may currently invest is provided in Appendix A: Investment Options Available Under the Contract. Index Account The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. At the end of the term, we will credit positive or negative interest ("Index Adjustment") to amounts allocated to your Index Account Option based, in part, on the performance of your selected Index. If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: Cap, Performance Trigger, or Performance Boost. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to the Protection Option you choose: a stated Buffer or Floor. You could lose a significant amount of money if the Index declines in value. Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. he Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the Nasdaq-100. Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return at the end of the Index Account Option Term. We limit the amount you can earn on an Index Account Option through the use of the Crediting Methods. The Crediting Methods currently offered on the Contract are the Cap, subject to a stated Cap Rate (and an Index Participation Rate); Performance Trigger, subject to a stated Performance Trigger Rate; and Performance Boost, subject to a stated Performance Boost Rate (and a stated Performance Boost Cap Rate) Crediting Methods. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request. Crediting methods must be elected before the start of the Term and will apply for the duration of the Term. • Cap ◦ This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Index Participation Rate, subject to a stated Cap Rate. ◦ The Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. For example, if the Index Return is 12% and your Cap Rate under the Cap Crediting Method is 5 • A Buffer protects from loss up to a specific amount (typically 10%, 20%, or 100%). You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 5% or more than 100%. Available Buffer Protection Options will always be at least 5%. • A Floor protects from loss after a specific threshold. If the Index declines, you incur a loss up to the stated Floor percentage, beyond which, you are protected by any further loss for that Index Account Option Term. For example, if you chose a 10% Floor and the Index declines 15%, you would lose 10% for that Index Account Option Term. Available Floor rates are guaranteed to be no less than 5% or more than 50%. Available Floor Protection Options will always be at least 5%. Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose. The available Crediting Method and Protection Option rates are the new business and renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. Fixed Account You also have the option to invest all or a portion of your Contract Value into a Fixed Account. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate. The current guaranteed minimum interest rate, called the Fixed Account Minimum Interest Rate, is equal to the current minimum non-forfeiture rate of 2.65%. If the Fixed Account Minimum Interest Rate changes, we will file a supplement providing notice to new purchasers of the Contract. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract, and your Fixed Account Minimum Interest Rate will not change once your Contract has been issued. There is also a Short Duration Fixed Account Option, which is only available in connection with Intra-Term Performance Locks and spousal continuation, and may not be independently elected. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. See “Intra-Term Performance Lock” below for information on how the Short Duration Fixed Account Option is used for Intra-Term Performance Lock transfers. In comparison to the 1-year Fixed Account Option, the Short Duration Fixed Account Option generally has lower interest crediting rates, and cannot be independently elected absent an Intra-Term Performance Lock or spousal continuation. Income Phase You can elect to annuitize your Contract and turn your Contract Value into a stream of income payments from us. Currently, we offer income options that provide payments for (i) the life of the Annuitant(s), (ii) a specified period, or (iii) a combination of life and a specified period. We may offer other options, at our discretion, where permitted by state law. Please note that if you annuitize, your Contract Value will be converted to income payments and you may no longer withdraw money at will from your Contract. All add-on benefits terminate when you begin taking income payments. Contract Features Intra-Term Performance Lock: Intra-Term Performance Lock is currently available with all Crediting Method options. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra-Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we 7 received your Intra-Term Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed immediately above in this Overview of the Contract section, which can substantially reduce your Index Account Option Value. An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. Access to Your Money: You are permitted to make withdrawals under the terms of the Contract. Withdrawals taken during the first six years of the Contract may be subject to Market Value Adjustments and withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial. Death Benefit: During the accumulation phase, your Contract includes a standard Ddeath Bbenefit. For Owners 80 or younger at the Issue Date of the Contract, the standard Ddeath Bbenefit (known as the Return of Premium Ddeath Bbenefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionally by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Market Value Adjustment)). For Owners age 81 or older at the Issue Date of the Contract, the standard Ddeath Bbenefit is the Contract Value. Guaranteed Minimum Withdrawal Benefit: The Contract offers an add-on benefit that, for a fee, guarantees an annual level of income each year in the form of withdrawals ("GAWA withdrawals") equal to the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or your Required Minimum Distribution ("RMD"), if applicable, prior to the Income Date. Two versions of this Guaranteed Minimum Withdrawal Benefit ("GMWB") are available: +Income GMWB, which is a single life version, and +Income GMWB with Joint Option, which is a version for two Covered Lives. The GAWA is guaranteed even if your Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal). Contract Adjustments Interim Value: Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or if amounts are removed from an Index Account Option prior to the end of the Index Account Option Term, including partial or total withdrawals from the Contract (including withdrawals of the Guaranteed Annual Withdrawal Amount under the +Income GMWB or +Income GMWB with Joint Option), automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, direct deduction of advisory fees pursuant to our administrative rules, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Ddeath Bbenefit. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value and any withdrawal taken in the first six years after issue may also be assessed applicable Market Value Adjustments in addition to the Interim Value adjustment. You could lose a significant amount of money due to the use of Interim Values if amounts are removed from the Index Account Options prior to the end of the Index Account Option Term. The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. If you take a withdrawal that is based on Interim Value, the withdrawal will reduce the Interim Value of your Index Account Option by the amount withdrawn. Any applicable Market Value Adjustments, taxes, and tax penalties will subsequently be deducted from the amount you receive from a withdrawal. Please note that when calculating Interim Value, the Index Option Crediting Base is reduced proportionally to the Index Account Option Value for each withdrawal. If the Interim Value is greater than the Index Option Crediting Base, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Amounts withdrawn during the Index Account Option Term will not receive an Index Adjustment at the end of that Index Account Option Term. This means that by transacting mid-term on Interim Value, you are reducing the Index Account Option Value that could have received an Index Adjustment at the end of the Index Account Option Term. The Interim Value may reflect a negative return even if the Index increases, and may reflect a positive return even if the Index decreases. 8 Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. Market Value Adjustment: A Market Value Adjustment ("MVA") may apply to amounts withdrawn or annuitized from the Contract during the first six Contract Years. The Market Value Adjustment reflects changes in the level of interest rates since the Issue Date. Market Value Adjustments protect the Company from risks related to the value of the fixed investment instruments supporting the Contract guarantees if amounts are withdrawn prematurely. The Market Value Adjustment shifts the risk from the Company to you. The application of a Market Value Adjustment could result in a reduction in the amount you receive from a withdrawal, and in extreme circumstances, such losses could be as high as 100% of the amount withdrawn. A Market Value Adjustment could also increase the amount you receive from a withdrawal in certain market conditions. A Market Value Adjustment will not otherwise affect the values under your Contract. There is no Market Value Adjustment on: Ddeath Bbenefit payments; amounts withdrawn for Contract charges; amounts removed from any Index Account Option on the Latest Income Date, transfers among Contract Options, withdrawals taken pursuant to the Free Look provision of your contract, withdrawals taken under the Free Withdrawal provision, GAWA Withdrawals, withdrawals taken to satisfy a required minimum distribution ("RMD"), amounts you withdraw after the first six Contract Years, earnings, and direct deductions of advisory fees made pursuant to our administrative rules. Please note that an MVA will only apply to income payments taken under income options for specified periods where the specified period is shorter than five years and those payments are taken during the first six Contract Years. Income payments taken under any other income option are not subject to an MVA. Advisory Fee Deductions The Contracts are available through third party financial professionals who charge an advisory fee for their services. This advisory fee is in addition to contract fees and expenses disclosed in this prospectus. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, these deductions will reduce Contract Value and may reduce your basic Ddeath Bbenefit. The deduction of advisory fees is subject to Interim Value adjustments, and as a result, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base. If you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, or after electing an add-on GMWB, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and any return of premium portion of your basic Ddeath Bbenefit being reduced, the withdrawal will be subject to Market Value Adjustments, any applicable taxes and tax penalties. For more information on our administrative rules applicable to advisory fee deductions, please see “Access to Your Money - Our Administrative Rules” beginning on page 57. 9

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT FEES, EXPENSES, AND ADJUSTMENTS Location in Prospectus Are There Charges or Adjustments for Early Withdrawals? Yes. If you withdraw money from your Contract during the first 6 years of the Contract, we will apply a Market Value Adjustment (MVA) to the amount withdrawn, which may be negative. The application of the MVA could result in loss. In extreme circumstances, such loss could be as high as 100% of the amount withdrawn. For example, if you invest $100,000 in the Contract and then take a total withdrawal of Contract Value within the first six Contract Years, you could lose up to $100,000 of your investment. Losses could be greater if there is a negative Interim Value adjustment, taxes, or tax penalties. In addition, if all or a portion of Contract Value is removed from an Index Account Option before the end of the Index Account Option Term or you exercise an Intra-Term Performance Lock, we will apply an Interim Value adjustment, which may be negative. The Interim Value adjustment applies upon partial or total withdrawals from the Contract (including withdrawals of the Guaranteed Annual Withdrawal Amount under the +Income GMWB or +Income GMWB with Joint Option), automatic withdrawals, RMDs, deductions of the GMWB Charge, direct deduction of advisory fees pursuant to our administrative rules, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Ddeath Bbenefit. You could lose up to 100% of your investment due to this Interim Value adjustment. For example, if you allocate $100,000 to a 3-year Index Account Option and later withdraw the entire amount before the 3 years have ended, you could lose up to $100,000 of your investment. Charges and Adjustments Are There Transaction Charges? Yes. In addition to any negative Market Value Adjustment or negative Interim Value adjustment, you may be charged for other transactions, such as when you request expedited delivery or wire transfer of funds. Charges and Adjustments- Transaction Expenses Are There Ongoing Fees and Expenses? Yes. The table below describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected. The fees and expenses disclosed below do not reflect any advisory fees paid to third party financial professionals from your Contract Value or other assets. If such advisory fees were reflected, the fees and expenses disclosed below would be higher. There is an implicit ongoing fee on Index Account Options to the extent that your participation in Index gains is limited by Jackson through the use of a Cap, Performance Trigger Rate, or Performance Boost Cap Rate. This means that your returns may be lower than your elected Index's returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses. This implicit ongoing fee is not reflected in the tables below. Contract Options - Index Account Additional Information About the Index Account Options - Crediting Methods ANNUAL FEE MINIMUM MAXIMUM 1. Base Contract 0% 0% 2. Optional benefits available for an additional charge1 See current Rate Sheet Prospectus Supplement See current Rate Sheet Prospectus Supplement GMWB Charge Rate Sheet Prospectus Supplement 1. This prospectus utilizes Rate Sheet Prospectus Supplements to describe the current minimum and maximum charges you would pay for a single optional benefit, if elected. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-__.html. Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add negative Contract Adjustments that substantially increase costs. 10 LOWEST ANNUAL COST: See Current Rate Sheet Prospectus Supplement HIGHEST ANNUAL COST: See Current Rate Sheet Prospectus Supplement Rate Sheet Prospectus Supplement Assumes: • Investment of $100,000 • 5% annual appreciation • No add-on benefits • No sales charges or advisory fees • No transfers or withdrawals Assumes: • Investment of $100,000 • 5% annual appreciation • Most expensive add-on benefits • No sales charges • No transfers or withdrawals • 0% Interim Value adjustment RISKS Location in Prospectus Is There a Risk of Loss from Poor Performance? Yes. You can lose money by investing in this Contract. The Contract currently offers 10% Floor, and 10%, 20%, and 100% Buffer Protection Options, which, depending on which option you select, could expose you to up to a 90% loss due to poor Index performance. Protection Option rates could change in the future. Available Floor and Buffer Protection Options will always be at least 5%. Principal Risks Is this a Short-Term Investment? No. This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in significant reductions to Contract Value, the Death Benefit, and Contract benefits (possibly by more than the amount withdrawn). Market Value Adjustments apply for up to 6 years after your Contract has been issued. They may reduce the value of your Contract if you withdraw money during that time. Amounts withdrawn from your Contract may also be subject to taxes and tax penalties. Amounts removed from an Index Account Option before the end of the Index Account Option Term may also result in a negative Interim Value adjustment and loss of positive Index performance. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Because Index Account Options are designed to mature at the end of the Index Account Option Term, we need to know by the end of the Index Account Option Term whether you intend to reallocate to a different Contract Option. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. Principal Risks Contract Charges Transfers and Reallocations 11 Are There any Restrictions on Contract Benefits? Yes. +Income GMWB and +Income GMWB with Joint Option. • Under the +Income GMWB or +Income GMWB with Joint Option, withdrawals that exceed the Guaranteed Withdrawal amount ("Excess Withdrawals") may reduce the value of the benefit by more than the dollar amount of the withdrawal. • We reserve the right to place restrictions on which Contract Options you may select when you have elected the +Income GMWB or +Income GMWB with Joint Option. This includes restrictions to Index Account Option Crediting Methods, Protection Options, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract. • Any withdrawals taken from the Index Account Options under the +Income GMWB or +Income GMWB with Joint Option add-on benefits will be based on Interim Value(s), which may result in loss. • Compliant withdrawals under the +Income GMWB or +Income GMWB with Joint Option add-on benefits will not be subject to Market Value Adjustments, however Excess Withdrawals may be subject to Market Value Adjustments. • All withdrawals may be subject to taxes. All withdrawals taken before the age of 59½ may be subject to tax penalties. • +Income GMWB and +Income GMWB with Joint Option may not be available through all broker-dealers and may vary by state or date of purchase. • We may modify or discontinue any add-on benefit at any time. Intra-Term Performance Lock. • Intra-Term Performance Locks will be based upon Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Option Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request. • An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable. Advisory Fees. • If you make a withdrawal to pay third-party advisory fees without setting up direct deductions under our administrative rules, or after electing either the +Income GMWB or +Income GMWB with Joint Option, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic Death Benefit being reduced, the withdrawal will be subject to Market Value Adjustments any applicable taxes and tax penalties. It is important to note that deductions to pay advisory fees, even when taken pursuant to our administrative rules, will always reduce your Contract Value and the Contract Value portion of your basic Death Benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Benefits Available Under the Contracts Access to Your Money - Our Administrative Rules Access to Your Money - +Income GMWB and +Income GMWB with Joint Option Transfers and Reallocations - Intra-Term Performance Lock Appendix A: Investment Options Available Under the Contract 14 FEES AND EXPENSES TABLES The following tables describe the fees, expenses, and adjustments that you will pay when purchasing, owning, and making partial or total withdrawals from an Index Account Option or from the Contract. The tables do not reflect any advisory fees paid to third-party financial professionals from your Contract Value or other assets you may hold, and if such advisory fees were reflected, the fees and expenses would be higher. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected. The first table describes the fees and expenses that you will pay at the time that you purchase the Contract, take withdrawals from an Index Account Option or from the Contract, or transfer Contract Value between Contract Options. State premium taxes may also be deducted. Transaction Expenses Premium Taxes (Percentage of Premium)1 Minimum 0.0% Maximum 3.5% Expedited Delivery Charge2 $22.50 Wire Transfers (for withdrawals)3 $25 1. Premium taxes generally range from 0.0% to 3.5% and vary by state. 2. Between Monday and Friday, the Expedited Delivery Charge is $10. On Saturday, the Expedited Delivery Charge is $22.50. 3. Standard wire fees are $20, international wire fees are $25. Adjustments The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from an Index Account Option or from the Contract before the expiration of a specified period. Adjustments Maximum Adjustment Interim Value Adjustment Maximum Potential Loss1 (as a percentage of Contract Value allocated to an Index Account Option) 100% Market Value Adjustment Maximum Potential Loss2 (as a percentage of Remaining Premium) 100% 1. An Interim Value adjustment will apply to your Index Account Option Value upon removal of Contract Value from an Index Account Option prior to the end of the Index Account Option Term or exercise of an Intra-Term Performance Lock. The Interim Value adjustment will apply upon partial or total withdrawals from the Contract (including withdrawals of the GAWA under the +Income GMWB or +Income GMWB with Joint Option), automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, direct deductions of advisory fees pursuant to our administrative rules, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Ddeath Bbenefit. For more information, please see "Interim Value Calculation and Adjustment" beginning on page 49. 2. A Market Value Adjustment may apply to amounts withdrawn or annuitized from the Contract during the first six Contract Years. For more information, please see "Market Value Adjustment" beginning on page 50. The next table describes the fees and expenses that you will pay each year during the time that you own the Contract. If you choose to purchase an add-on benefit, you will pay additional charges, as shown below. Annual Contract Expenses Annual Contract Expenses Maximum Charge Administrative Charge None Base Contract Charge None Optional Benefit Charges (as a % of benefit base)1 +Income GMWB 3.0% +Income GMWB with Joint Option 3.0% 1. The charges for the optional benefits are calculated based on the applicable percentage of the Guaranteed Withdrawal Balance ("GWB"). 16

Market Risk. There is a risk of substantial loss of Contract Value (except for amounts allocated to the Fixed Account) due to any negative Index Return that exceeds the Buffer or is within the Floor amount. You could lose up to 90% of Contract Value allocated to Index Account Options over the course of your Index Account Option Term due to negative Index Return after taking into account the current limits on Index loss provided under the Contract. Available Floor and Buffer Protection Options will always be at least 5%. If any negative Index Return exceeds the Buffer or is within the Floor you have elected at the end of the Index Account Option Term, you will realize the amount of loss associated with your elected Protection Option. Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term. In addition, if any amounts are removed from an Index Account Option prior to the end of the Index Account Option Term, we will apply an Interim Value adjustment, which, in extreme circumstances, could result in the loss of Contract Value allocated to the Index Account Option as high as 100%. No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities. Tracking Index Performance. When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term. While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Options are applied based on that performance. Each Index's performance is subject to market risk, equity risk, and issuer risk (in addition to other risks identified in this section): • Market Risk. Each Index could decrease in value over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Negative fluctuations in the value of an Index may be significant and unpredictable. • Equity Risk. Each Index is comprised of equity securities. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities may underperform in comparison to the general financial markets, a particular financial market, or other asset classes. • Issuer Risk. The performance of each Index depends on the performance of individual securities included in the Index. Changes in the financial condition, credit rating, or public perception of an issuer of those securities may cause the value of the issuer's securities to decline. In recent years, the financial markets have at times experienced periods of significant volatility and negative returns, contributing to an uncertain and evolving economic environment. The performance of the markets has been impacted by several interrelating factors such as, but not limited to, natural disasters, public health crises, inflation, political and social developments, and military and governmental actions. You should consult with your financial professional about how market conditions may impact your investment decisions under the Contract. We calculate an Index Return by comparing the value of the Index between two specific points in time, which means the performance of the Index may be negative or flat for the Index Account Option Term as a whole (including a multi-year Index Account Option Term) even if the Index performed positively for certain periods of time during the Index Account Option Term. An investment in an Index Account Option is not an investment in the companies that comprise the applicable Index. You will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that make up the Indexes. Each Index is a “price return index,” not “total return index,” meaning the Index Return 18 Any portion of your Contract Value allocated to an Index Account Option will benefit from the protection of either the Buffer or Floor for that Index Account Option Term only. A new Buffer or Floor will be applied to subsequent Index Account Option Terms, subject to availability. You assume the risk that you will incur a loss and that the amount of the loss could be as much as 90% of Contract Value after taking into account the current limits on Index loss provided under the Contract. You also bear the risk that sustained negative Index Return may result in a zero or negative Index Adjustment being credited to your Index Account Option Value over multiple Index Account Option Terms. We reserve the right to remove Protection Options in the future, so there may not always be both a Buffer and Floor Protection Option available to you for election on subsequent Index Account Option Terms. However, there will always be at least one Protection Option available to you for election. Available Buffer and Floor Protection Options will always be at least 5%. If an Index Account Option Value is credited with a negative Index Adjustment for multiple Index Account Option Terms, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Buffer or Floor for a single Index Account Option Term. Buffers and Floors are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis. Interim Value Risk. Each time you remove Contract Value from an Index Account Option prior to the end of the Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we use an Interim Value calculation based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held to the end of the Index Account Option Term. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased on a proportional basis, which may be more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Any negative adjustment could be significant, up to 100% of Contract Value allocated to the Index Account Option, and impact the amount of Contract Value available for future withdrawals. Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index, and you may not be able to achieve the level of Index Return you anticipated. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by combining the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as follows: Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the Index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE Index value on the day of the replacement is $2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to (1 plus 10%) times (1 plus the calculated return of the MSCI EAFE Index from the replacement date) minus 1. This means that at the end of the Index Account Option Term, if the MSCI EAFE Index value is $1,900, your Index Return would be (1+ 10% ) x (1 + -5%) (-1) = 4.5%. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. No Interim Value adjustment will apply at the time of the substitution if we substitute an Index. Changes to the Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method), if any, occur at the beginning of the next Index Account Option Term. The guaranteed maximum Floor and guaranteed minimum Buffer will not change for the life of your Contract. Available Floor and Buffer Rates are guaranteed never to be less than 5%. 21 We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. You bear the risk that we may eliminate an Index Account Option or certain Index Account Option features and replace them with new options and features that are not acceptable to you. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing. Intra-Term Performance Lock. Because an Intra-Term Performance Lock utilizes Interim Value on the Intra-Term Performance Lock Date, you may receive less on the date you exercise your Intra-Term Performance Lock than you would have had you exercised your Intra-Term Performance Lock on a different date. The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, you may receive less than you would have received had you not exercised an Intra-Term Performance Lock and instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. When you exercise an Intra-Term Performance Lock, you must transfer the full Interim Value from the selected Index Account Option to the Short Duration Fixed Account Option, which means you will not get the benefit of any positive Index market performance for the remainder of that Contract Year. Once you have exercised an Intra-Term Performance Lock, the Interim Value transferred to the Short Duration Fixed Account Option will be inaccessible for transfer until the next Contract Anniversary. It is possible that the same combination of options that made up the Index Account Option on which you exercised your Intra-Term Performance Lock may no longer be available or may have different rates once you reach the Contract Anniversary, thus preventing you from being reallocated into an identical Index Account Option. Further, once you have exercised an Intra-Term Performance Lock, it is irrevocable. Issuing Company. No company other than Jackson has any legal responsibility to pay amounts that Jackson owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson. You should review and be comfortable with the financial strength of Jackson for its claims-paying ability. Effects of Withdrawals, Annuitization, or Death. If any of the following are taken during the Index Account Option Term, they could be subject to an Interim Value adjustment that could reduce your Index Account Option Value: a partial or total withdrawal, a GAWA withdrawal on Contracts with +Income GMWB or +Income GMWB with Joint Option, Required Minimum Distribution ("RMD"), Intra-Term Performance Lock, amounts applied to an income option upon annuitization, or payment of the Contract Value element of the Ddeath Bbenefit. Such reduction could be significant. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, you may receive less than you would have received had you instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. The Interim Value may reflect a negative return even if the Index increases, and may reflect a positive return even if the Index decreases. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive. In addition, partial and total withdrawals taken during the first six Contract Years which exceed the Free Withdrawal amount, including Excess Withdrawals on Contracts with +Income GMWB or +Income GMWB with Joint Option, may be subject to a Market Value Adjustment. Amounts applied to income payments on an Income Date that is within one year of the Contract's Issue Date may also be subject to a Market Value Adjustment. Such reduction could be significant. See "Market Value Adjustment" beginning on page 50 for more information. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base. All withdrawals, including GAWA withdrawals and RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the Death Benefit. Any Return of Premium Ddeath Bbenefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal. In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95. If your Contract Value falls below the minimum Contract Value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. This minimum Contract Value requirement does not apply if you have added +Income GMWB or +Income GMWB with Joint Option to your Contract. 22 There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable MVA and we will apply an MVA as applicable to the portion of the withdrawal exceeding our calculation of the RMD, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your +Income GMWB or +Income GMWB with Joint Option, which would result in an adverse recalculation of the GWB and GAWA. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")" beginning on page 65. Deduction of Advisory Fees from Contract Value. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in two specific ways: (i) we will not report them as taxable distributions under your Contract; and (ii) any such deduction will not trigger a reduction in the return of premium benefit base of the basic Ddeath Bbenefit, as applicable (Owners age 81 and older on the date the Contract is issued do not have a return of premium element in the basic Ddeath Bbenefit). It is important to note that deductions to pay advisory fees will always reduce your Contract Value and the Contract Value portion of your basic Ddeath Bbenefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base. Advisory fees are in addition to expenses disclosed in this prospectus. In addition, the election of either the +Income GMWB or +Income GMWB with Joint Option disqualifies you from utilizing our administrative rules to directly deduct advisory fees from Contract Value. This means if you take withdrawals to pay advisory fees and do not follow our administrative rules, and/ or elect the +Income GMWB or +Income GMWB with Joint Option, in addition to your Contract Value and the return of premium element of the basic Ddeath Bbenefit being reduced, all such withdrawals will be subject to Market Value Adjustments and any applicable income taxes and penalties. For more information about our administrative rules applicable to the direct deduction of advisory fees from Contract Value, please see the subsection titled "Our Administrative Rules" in the section titled "Access to Your Money" beginning on page 43. +Income GMWB and +Income GMWB with Joint Option Add-On Benefits. You may never need or use certain features provided by the +Income GMWB or +Income GMWB with Joint Option add-on benefits. In that case, you may pay for a feature for which you never realize any benefits. The +Income GMWB and +Income GMWB with Joint Option are subject to conditions, including increased withdrawal rates the longer you wait to initiate withdrawals after election of the add-on benefit. You may die before you begin taking withdrawals under the add-on benefit. Alternatively, you may not live long enough to receive enough benefit from the add-on benefit to exceed the amount of the fees you pay for the add-on benefit. You may need to make Excess Withdrawals, which have the potential to substantially reduce or even terminate the benefits available from the add-on benefit. The Index Account Options you elect may provide sufficient credited interest such that you may not need the guarantee that may otherwise be provided by the add-on benefit available for an additional charge. If your Contract includes the +Income GMWB or +Income GMWB with Joint Option, Excess Withdrawals will reduce the value of the Guaranteed Withdrawal Balance ("GWB") in proportion to the amount of the Excess Withdrawal relative to the total Contract Value at the time of withdrawal. Accordingly, under certain circumstances, a withdrawal could reduce the value of the GWB by more than the dollar amount of the withdrawal. Add-on benefits may be available at issue or on your Contract Anniversary, subject to availability. If you do not elect the add- on benefit at issue, it is likely that the rates associated with the add-on benefit, including GAWA percentages, may be lower than the rates you would have received if you had elected the add-on benefit at issue. It is also possible that the charge for the add-on benefit elected on your Contract Anniversary may be higher than the charge that would have been applicable if you had elected the add-on benefit at issue. 23

We reserve the right to place restrictions on which Contract Options you may select when you have elected an add-on benefit. This includes restrictions to Index Account Option Crediting Methods, Protection Options, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract, and you will be provided notice of these restrictions. Upon the death of the Owner or joint Owner, if the Beneficiary is a non-spousal Beneficiary, the GWB is void and this GMWB terminates automatically; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the GMWB to prematurely terminate. Neither the +Income GMWB nor the +Income GMWB with Joint Option may be terminated independently from termination of the Contract, except in connection with a spousal continuation, where permitted by the terms of the Contract. The GMWB Charge that you pay for the +Income GMWB or +Income GMWB with Joint Option may be increased every five Contract Years. While you have the ability to avoid any GMWB Charge increases by opting out of future annual Step-Ups, doing so will lock in your GAWA%, which means you are also foregoing any potential further increases to your GAWA%. GMWBs generally may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding a GMWB to a Contract. Please note: the election of either the +Income GMWB or +Income GMWB with Joint Option disqualifies you from utilizing our administrative rules to directly deduct advisory fees from Contract Value. This means that if you've elected the +Income GMWB or +Income GMWB with Joint Option and you make a withdrawal to pay advisory fees, your withdrawal will be treated as a standard partial withdrawal under the Contract. In other words, in addition to your Contract Value and basic Ddeath Bbenefit being reduced, the withdrawal will be subject to Market Value Adjustments, any applicable taxes and tax penalties. Business Continuity and Cybersecurity Risk. We and our service providers and business partners are subject to certain risks, including those resulting from information system failures, cybersecurity incidents, public heath crises such as the coronavirus (COVID-19) pandemic, and other disaster events. Such events can adversely impact us and our operations. These risks are common to all insurers and financial service providers. These risks include, among other things, the theft, misuse, corruption and destruction of electronic information, interference with or denial of service, attacks on systems or websites, and other operational disruptions that could severely impede our ability to conduct our business or administer the Contract. Such events could also adversely affect us by resulting in regulatory fines, litigation, financial losses, and reputational damage. Cybersecurity incidents may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. Although we take efforts to protect our systems from cybersecurity incidents, there can be no assurance that we or our service providers will be able to avoid cybersecurity incidents affecting Contract owners in the future. It is also possible that a cybersecurity incident could persist for an extended period of time without detection. Additionally, our third-party service providers and other third-parties related to our business (such as financial intermediaries or, in the case of our variable products, underlying funds) are subject to similar risks. Successful implementation and execution of their business continuity policies and procedures are largely beyond our control. Disruptions to their business operations may impair our own business operations. As of the date of this prospectus, we do not believe that we have experienced a material cyber-attack or other cybersecurity incident. However in 2023, we were notified of a data security incident involving the MOVEit file transfer system used by numerous financial services companies. A third-party vendor uses that software on our behalf to, among other things, identify the deaths of insured persons and annuitants under life insurance policies and annuity contracts. According to that third party vendor, an unknown actor exploited a MOVEit software flaw to access the vendor’s systems and download certain data. Our assessment indicated that personally identifiable information relating to approximately 850,000 of Jackson’s customers was obtained by that unknown actor from the third party vendor’s systems. This MOVEit vulnerability has now been rectified. Separately, Jackson experienced unauthorized access to two servers as a result of the MOVEit flaw; however, the scope and nature of the data accessed on those servers was significantly less than the third party vendor impact. Our assessment was that a subset of information relating to certain partner organizations and individuals, including certain customers of Jackson, was obtained from the two affected servers. We notified affected customers as required by law, and we continue to assess and investigate the overall impact of the incidents. At this time, we do not believe the incidents or related litigation will have a material adverse effect on the business, operations, or financial results of Jackson. 24 THE ANNUITY CONTRACT Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index- linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a Ddeath Bbenefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85. Your Premium and Contract Value may be allocated to: • the Fixed Account, in which amounts earn a declared rate of interest for a certain period, • the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and certain Protection Options, all of which may be credited with a zero, positive or negative Index Adjustment based upon the performance of a specified Index. Your Contract, like all deferred annuity contracts, has two phases: • the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and • the income phase, when we make income payments to you. As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. State Variations. This prospectus describes the material rights and obligations under the Contract. There may be some variations to the general description in this prospectus, where required by specific state laws. Please refer to your Contract for specific variations applicable to you. Any state variations will be included in your Contract and any endorsements to your Contract. For a list of material state variations, please refer to Appendix C. Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for joint Owners who are spouses (as defined under federal law). Only two joint Owners are allowed per Contract. Any reference in this prospectus to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. Ownership Changes. To the extent allowed by law, we reserve the right to refuse ownership changes at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Customer Care Center at the address provided on the cover of this prospectus. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson as of the Issue Date of the Contract may be designated as a new Owner. On Contracts with the +Income GMWB or +Income GMWB with Joint Option, while we may permit an ownership change under certain scenarios, neither the Designated Life nor the Covered Lives may be changed. Jackson assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change. 25 Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Customer Care Center, at the address provided on the cover of this prospectus. If the Contract is owned by a legal entity, we will use the oldest Annuitant's age for all Contract purposes unless otherwise specified in your Contract. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two. Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Customer Care Center, at the address provided on the cover of this prospectus. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change of Beneficiary(ies). The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. Assignment. To the extent allowed by state law, we reserve the right to refuse assignments at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Customer Care Center, at the address provided on the cover of this prospectus. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution. On Contracts with the +Income GMWB or +Income GMWB with Joint Option, while we may permit an assignment, neither the Designated Life nor the Covered Lives may be changed. Jackson assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/ or tax advice before requesting any assignment. JACKSON The obligations under the Contract (including Fixed Account obligations, death benefits, living benefits, or other benefits available under the Contract) are obligations of Jackson and are subject to Jackson’s claims-paying ability and financial strength. Jackson’s principal business address is 1 Corporate Way, Lansing, Michigan 48951. We do not file periodic reports, in reliance on Rule 12h-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which exempts certain issuers of securities that are subject to insurance regulation from filing periodic reports pursuant to Section 15(d) of the Exchange Act. CONTRACT OPTIONS The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index. Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below. The Fixed Account is not registered with the SEC under either the Securities Act of 1933 or the Investment Company Act of 1940. Disclosures regarding the Fixed Account, however, are subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Information regarding the features of the Fixed Account Option(s), including (i) name, (ii) term, and (iii) minimum guaranteed interest rates are also available in Appendix A: Investment Options Available Under the Contract. Short Duration Fixed Account Option. The Short Duration Fixed Account Option is a limited-purpose short-term Fixed Account Option that is used solely for Intra-Term Performance Locks and/or spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Short Duration Fixed Account Option are 26 guaranteed from the date funds are allocated to the Short Duration Fixed Account Option until the next Contract Anniversary. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 53. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals; (4) less any amounts transferred out of the Fixed Account, (5) less any advisory fee deductions taken from the Fixed Account, (6) less any applicable GMWB Charge. The Fixed Account Value will never be less than the Fixed Account Minimum Value. The Fixed Account Minimum Value is equal to the greater of (a) eighty-seven and one half (87.5%) of any allocations to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate per annum, less any partial withdrawals (including any applicable Market Value Adjustment) after being reduced for any applicable taxes, or (b) zero Any portion of a Market Value Adjustment that would reduce the Fixed Account Value below the Fixed Account Minimum Value will be waived. Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the 1-year Fixed Account Option as well as the Short Duration Fixed Account Option. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate, which may vary from year to year. The minimum non-forfeiture rate will be determined by Jackson, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The current Fixed Account Minimum Interest Rate is equal to the current minimum non-forfeiture rate of 2.653.00%. If the Fixed Account Minimum Interest Rate changes, we will file a supplement providing notice to new purchasers of the Contract. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract, and your Fixed Account Minimum Interest Rate will not change once your Contract has been issued. The Fixed Account Minimum Interest Rate that was applicable at the time your Contract was issued will be reflected in your Contract. Any changes to the Fixed Account Minimum Interest Rate apply only to new purchasers of the Contract on or after the date the new Fixed Account Minimum Interest Rate is effective, which will be the date of the most recent prospectus or the date identified in any applicable supplement filing. In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to the Fixed Account, and that base interest rate will apply to that allocation for the entire one-year Fixed Account term. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. On each Contract Anniversary, the base interest rate is subject to change. Different base interest rates may apply to the Short Duration Fixed Account Option. Renewal base interest rates for the Fixed Account declared on Contract Anniversaries may be different from the base interest rates for prior Fixed Account Option Terms, but will never be less than the Fixed Account Minimum Interest Rate specified in your Contract. You bear the risk that the base interest rate we declare on each Contract Anniversary for the Fixed Account Option(s) will not exceed the Fixed Account Minimum Interest Rate or the base interest rate from prior Fixed Account Option Terms. The Fixed Account Value may be transferred to available Index Account Options only on Contract Anniversaries. Index Account Option Value may be transferred into the Fixed Account on Index Account Option Term Anniversaries, which will fall on Contract Anniversaries. We post all Index Account Option rates online at Jackson.com/RatesJMLPA3. The rates for Contract Value reallocations at the end of a Fixed Account Option Term are posted at least 30 days before the end of any Fixed Account Option Term. At least 30 days prior to any Contract Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term if you should choose to reallocate your Fixed Account Value. You may also request current rates at any time by contacting your financial professional or the Jackson Customer Care Center. If you do not provide timely allocation instructions by close of business on the Contract Anniversary of an expiring Fixed Account Option as to how you would like your Fixed Account Value allocated on your Contract Anniversary, your Fixed Account Value will remain in the Fixed Account until the next Contract Anniversary. See "Automatic Reallocations" 27

- **During the Index Account Option Term**, your Index Account Option Value is equal to the Interim Value. The Interim Value is equal to the sum of the market value of the derivative asset proxy and the book value of the fixed income asset proxy.

- **At the end of the Index Account Option Term**, your Index Account Option Value is equal to the greater of the Index Option Crediting Base plus the Index Adjustment, or zero.

Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen.

- If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment.

- If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment.

- If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value.

Your allocation must remain in the Index Account Option until the end of the Index Account Option Term in order to receive an Index Adjustment and avoid an Interim Value adjustment, in addition to potential Market Value Adjustments and tax consequences.

Index Option Crediting Base. The Index Option Crediting Base is a component of the calculation we use to determine your Index Account Option Value.

- **At the beginning of the Index Account Option Term,** the Index Option Crediting Base is equal to the Premium or Contract Value allocated or transferred to the Index Account Option *less* the amount transferred out of the Index Account Option.

- **During or at the end of the Index Account Option Term,** the Index Option Crediting Base is equal to the greater of (i) the Index Option Crediting Base at the beginning of the Index Account Option Term, reduced for any Intra-Term Performance Locks or withdrawals taken from the Index Account Option during the current Index Account Option Term in the same proportion that the Index Account Option Value was reduced on the date of the Intra-Term Performance Lock or withdrawal (withdrawals in this context include partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, direct deduction of advisory fees pursuant to our administrative rules, amounts applied to income options upon annuitization, the payment of the Contract Value element of the Ddeath Bbenefit), or (ii) zero.

Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day if you remove Contract Value prior to the end of the Index Account Option Term (including partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, amounts applied to income options upon annuitization, payment of the Contract Value element of the Ddeath Bbenefit, and the direct deduction of advisory fees pursuant to our administrative rules), or exercise of an Intra-Term Performance Lock. For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value and any withdrawal taken in the first six years after issue may also be assessed a Market Value Adjustment.

Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. The Interim Value adjustment may result in a loss even if the Index is performing positively at the time of the transaction and

29

cause you to lose a significant amount of money. **The Interim Value adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%.**

You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. For more information about Interim Value and how withdrawals and other transactions based on Interim Values will affect your Contract, please see "Interim Value Calculation and Adjustment" beginning on page 49. See the Statement of Additional Information (SAI) for detailed explanations and examples of how we calculate Interim Value in various scenarios.

ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS

Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following price return Indexes:

- **S&P 500 Index:** The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies.
- **Russell 2000 Index:** The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies.
- **MSCI EAFE Index:** The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australasia, and the Far East.
- **MSCI Emerging Markets Index:** The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets.
- **Nasdaq-100 Index:** The Nasdaq-100 is comprised of 100 of the largest domestic and international non-financial securities listed on the Nasdaq Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies.

All of the Indexes offered are price return indexes, not total return indexes, which means they do not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

We reserve the right to add, remove, or replace any Index, Term, Crediting Method, or Protection Option in the future, subject to necessary regulatory approvals. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term.

Index Performance Examples. The bar charts shown below provide each Index's annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index Returns after applying a hypothetical 5% Cap rate and a hypothetical -10% Buffer rate. The charts illustrate the variability of the returns from year to year and show how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance.

The performances below are NOT the performance of *any* Index Account Option. Your performance under the Contract will differ, perhaps significantly. The performances below may reflect a different return calculation, time period, and limit on Index gains and losses than the Index Account Options, and do not reflect Contract fees and charges, including advisory fees paid to third-party financial professionals, Market Value Adjustments and the Interim Value calculation and adjustment, which reduce performance.

30

S&P 500 Index*


Vertical (Value) Axis
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
Yearly Return Year 2015: -0.73, 0
Yearly Return Year 2016: 9.54, 5
Yearly Return Year 2017: 19.42, 5
Yearly Return Year 2018: -6.24, 0
Yearly Return Year 2019: 28.88, 5
Yearly Return Year 2020: 16.26, 5
Yearly Return Year 2021: 26.89, 5
Yearly Return Year 2022: -19.44, 0
Yearly Return Year 2023: 24.23, 5
Yearly Return Year 2024: 23.31, 5
S&P 500 Index Return
Index Return with Application of 5% Cap, -10% Buffer


40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
Yearly Return Year 2013: 29.60, 5
Yearly Return Year 2014: 11.39, 5
Yearly Return Year 2015: -0.73, 0
Yearly Return Year 2016: 9.54, 5
Yearly Return Year 2017: 19.42, 5
Yearly Return Year 2018: -6.24, 0
Yearly Return Year 2019: 28.88, 5
Yearly Return Year 2020: 16.26, 5
Yearly Return Year 2021: 26.89, 5
Yearly Return Year 2022: -19.44, -9.44
Yearly Return Year 2023: 24.23, 5
S&P 500 Index Return
Index Return with Application of 5% Cap, -10% Buffer

*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

31

Russell 2000 Index*


30.00
25.00
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
-25.00
-5.71
0
19.48
5
13.14
5
-12.18
-2.18
23.72
5
18.36
5
13.70
5
-21.56
-11.56
15.09
5
10.02
5
Yearly Return Year 2015
Yearly Return Year 2016
Yearly Return Year 2017
Yearly Return Year 2018
Yearly Return Year 2019
Yearly Return Year 2020
Yearly Return Year 2021
Yearly Return Year 2022
Yearly Return Year 2023
Yearly Return Year 2024
Russell 2000 Index Return
Index Return with Application of 5% Cap, -10% Buffer


40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
37.00
5
3.53 3.53
-5.71
0
19.48
5
13.14
5
-12.18
-2.18
23.72
5
18.36
5
13.70
5
-21.56
-11.56
15.09
5
Yearly Return Year 2013
Yearly Return Year 2014
Yearly Return Year 2015
Yearly Return Year 2016
Yearly Return Year 2017
Yearly Return Year 2018
Yearly Return Year 2019
Yearly Return Year 2020
Yearly Return Year 2021
Yearly Return Year 2022
Yearly Return Year 2023
Russell 2000 Index Return
Index Return with Application of 5% Cap, -10% Buffer

*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

32

MSCI Emerging Markets Index*


40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
34.35
8.58
5
-16.96
-6.96
-16.63
-6.63
15.42
15.84
-4.59
0
-22.37
-12.37
7.04
5.05
Yearly Return Year 2015
Yearly Return Year 2016
Yearly Return Year 2017
Yearly Return Year 2018
Yearly Return Year 2019
Yearly Return Year 2020
Yearly Return Year 2021
Yearly Return Year 2022
Yearly Return Year 2023
Yearly Return Year 2024
MSCI Emerging Markets Index Return
Index Return with Application of 5% Cap, -10% Buffer


40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-4.98
0
-4.63
-16.96
-6.96
8.58
5
34.35
-16.63
-6.63
15.42
15.84
-4.59
-22.37
-12.37
7.04
Yearly Return Year 2013
Yearly Return Year 2014
Yearly Return Year 2015
Yearly Return Year 2016
Yearly Return Year 2017
Yearly Return Year 2018
Yearly Return Year 2019
Yearly Return Year 2020
Yearly Return Year 2021
Yearly Return Year 2022
Yearly Return Year 2023
MSCI Emerging Markets Index Return
Index Return with Application of 5% Cap, -10% Buffer

*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

33

MSCI EAFE Index*


25.00
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
-3.30
0
-1.88
0
21.78
5
-16.14
-6.14
18.44
5
5.43
5
8.78
5
-16.79
-6.79
15.03
5
1.15
1.15
Yearly Return Year 2015
Yearly Return Year 2016
Yearly Return Year 2017
Yearly Return Year 2018
Yearly Return Year 2019
Yearly Return Year 2020
Yearly Return Year 2021
Yearly Return Year 2022
Yearly Return Year 2023
Yearly Return Year 2024
MSCI EAFE Index Return
Index Return with Application of 5% Cap, -10% Buffer


25.00
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
Chart Area
19.43
5
-7.35
0
-3.30
0
-1.88
0
21.78
5
-16.14
-6.14
18.44
5
5.43
5
8.78
5
-16.79
-6.79
15.03
5
Yearly Return Year 2013
Yearly Return Year 2014
Yearly Return Year 2015
Yearly Return Year 2016
Yearly Return Year 2017
Yearly Return Year 2018
Yearly Return Year 2019
Yearly Return Year 2020
Yearly Return Year 2021
Yearly Return Year 2022
Yearly Return Year 2023
MSCI EAFE Index Return
Index Return with Application of 5% Cap, -10% Buffer

*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

34

Nasdaq-100 Index*


60.00
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
8.43
5
5.89
5
31.52
5
-1.04
0
37.96
5
47.58
5
26.63
5
-32.97
-22.97
53.81
5
24.88
5
Yearly Return Year 2015
Yearly Return Year 2016
Yearly Return Year 2017
Yearly Return Year 2018
Yearly Return Year 2019
Yearly Return Year 2020
Yearly Return Year 2021
Yearly Return Year 2022
Yearly Return Year 2023
Yearly Return Year 2024
NASDAQ-100 Index Return
Index Return with Application of 5% Cap, -10% Buffer


60.00
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
34.99
5
17.94
5
8.43
5
5.89
5
31.52
5
-1.04
0
37.96
5
47.58
5
26.63
5
-32.97
-22.97
53.81
5
Yearly Return Year 2013
Yearly Return Year 2014
Yearly Return Year 2015
Yearly Return Year 2016
Yearly Return Year 2017
Yearly Return Year 2018
Yearly Return Year 2019
Yearly Return Year 2020
Yearly Return Year 2021
Yearly Return Year 2022
Yearly Return Year 2023
NASDAQ-100 Index Return
Index Return with Application of 5% Cap, -10% Buffer

*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Replacing an Index. We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term. We will notify you in writing at least 30 days before we replace an Index. If an Index is replaced during an Index Account Option Term, the Index Return will be calculated by combining the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as shown in the Example below. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length.

35

The available Buffer rates are the new business or renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The Buffer rate for a particular Index Account Option Term may be higher or lower than the Buffer rate for previous or future Index Account Option Terms. **In no event will an available Buffer rate be less than 5% during the life of your Contract.** We post all rates online at Jackson.com/RatesJMLPA3. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

Floor. A Floor is the maximum loss that will be credited to the Index Account Option at the end of the Index Account Option Term, expressed as a percentage. In contrast to the Buffer, a Floor protects your Index Account Option Value from loss **greater than** a specified amount (typically 10%). This means that if the Index has declined as of your Index Account Option Term Anniversary, **you will incur all of the loss up to your elected Floor percentage**. Jackson will protect you from any Index decline greater than your elected Floor percentage. For example, if the Index Return at the end of your Index Account Option Term is -25% and your Floor rate is 10%, we will credit a -10% Index Adjustment at the end of your Index Account Option Term, meaning the Contract Value allocated to that Index Account Option will decrease by 10%.

Withdrawals taken prior to the Index Account Option Term will reduce the Index Account Option Value in the same proportion as the Interim Value was reduced on the date of the withdrawal. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. For an example of how a withdrawal taken prior to the end of an Index Account Option Term will reduce the Index Account Option Value in scenarios where the Index Return is negative, see the Statement of Additional Information.

The available Floor rates are the new business or renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The Floor rate for a particular Index Account Option Term may be higher or lower than the Floor rate for previous or future Index Account Option Terms. **In no event will an available Floor rate be less than 5% or more than 50% during the life of your Contract.** We post all rates online at Jackson.com/RatesJMLPA3. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

Choosing a Protection Option. We set the limit on Index losses for each Index Account Option at our sole discretion. We consider various factors in determining the limit on Index losses, including the cost of our risk management techniques, ~~sales commissions,~~ administrative expenses, regulatory and tax requirements, general economic trends and competitive factors.

Before selecting an Index Account Option for investment, you should consider in consultation with your financial professional the limits on Index losses that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Index Account Option Term, an Index Account Option that provides more protection from Index losses (such as a 10% Floor or 100% Buffer) will tend to have less potential for Index gains. Conversely, assuming the same Index and Index Account Option Term, an Index Account Option that provides less protection from Index losses (such as a 10% or 20% Buffer) will generally tend to have more potential for Index gains.

Crediting Methods. Your selected Crediting Method will dictate the manner in which the Index Adjustment is credited to you if your selected Index performs positively during your Index Account Option Term. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request.

To determine the Index Adjustment amount that will be credited to your Index Account Option Value at the end of each Index Account Option Term, we calculate the Adjusted Index Return for that Index Account Option. We calculate this Adjusted Index Return by applying the applicable Crediting Method, which serves to limit the positive Index Return you will realize. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.

37

Generally, the higher the downside risk you assume, the higher your associated Crediting Method rates will be. This means that your Crediting Method rates will typically be higher in connection with a Buffer Protection Option with a 10% or 20% Buffer Rate than they will be in connection with a Floor Protection Option. In addition, your Crediting Method rates will typically be lower in connection with a 100% Buffer Protection Option than they would be in connection with a 10% Buffer Protection Option. You should carefully consider which combination of Crediting Method and Protection Options are right for you, and discuss these options with your financial professional. We determine Cap Rates, Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates for each new Index Account Option Term at our discretion, subject to the guaranteed minimums discussed below. We consider a number of factors when declaring Cap Rates, Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates. Generally, we seek to manage our risk associated with our obligations, in part, by trading call and put options and other derivative instruments on the available Indices. The costs of these instruments impact the rates we declare, and those costs can be impacted by market conditions and forces. We also consider the asset yield on the fixed assets backing our obligations, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors. You bear the risk that we may declare lower Cap Rates, Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates for future Index Account Option Terms, and that such rates could be as low as the guaranteed minimums discussed below. Rates offered for new Index Account Option Terms may be different from those offered to new investors or offered to you at Contract issuance. Before selecting an Index Account Option for investment, you should consider in consultation with your financial professional the Crediting Method that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Index Account Option Term, an Index Account Option that provides less potential for Index gains will tend to have more protection from Index losses. Conversely, assuming the same Index and Index Account Option Term, an Index Account Option that provides more potential for Index gains will generally tend to have less protection from Index losses. The examples in the following sections illustrate how we calculate and credit interest under each Crediting Method, assuming hypothetical Index Returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals. Cap Crediting Method. When you elect a Cap Crediting Method as part of an Index Account Option, if the performance of the Index you elect is positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Index Return multiplied by the Index Participation Rate, limited by the Cap Rate. The maximum amount of Index Adjustment that will be credited to your Index Account Option Value when your Index Return is positive as of the Index Account Option Term Anniversary will be limited by the elected Cap. There are two rates associated with the Cap Crediting Method: The Cap, or "Cap Rate", and the Index Participation Rate. The Cap Rate is the maximum amount of Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Index Participation Rate ("IPR") is the percentage applied to any positive Index Return in calculating the amount of Index Adjustment to be credited at the end of the Index Account Option Term. The Cap Rate and IPR are declared at the beginning of the Index Account Option Term and will not change during the Index Account Option Term. The Cap Rate and IPR for a particular Index Account Option Term may be higher or lower than the Cap Rate and IPR for previous or future Index Account Option Terms. In no event will an available Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term. In no event will an available Index Participation Rate be lower than 100%. Because the Index Participation Rate is guaranteed to be at least 100%, it will never serve to reduce an Index Adjustment. Current rates are posted online at Jackson.com/RatesJMLPA3, which is incorporated by reference into this prospectus. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. The Cap Crediting Method is currently available with either a Buffer or Floor, and for your choice of 1-year, 3-year, or 6-year Index Account Option Terms. The Cap Rate for the 3-year and 6-year terms would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer for that term is a total Buffer for the duration of that Index Account Option Term. The following examples will illustrate how the Cap Crediting Method operates with both the Buffer and Floor Protection Options. Each example assumes a 10% Cap Rate and a 10% Buffer or Floor. The Index Participation Rate is indicated in each example. The examples assume no withdrawals. 38 When you elect the Performance Boost Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment may be limited by the Performance Boost Cap Rate. If the market is positive, 44 +Income GMWB Maximum Annual Charge Maximum Increase to Annual Charge (at one time) GMWB Charge 3.00% 0.25% Charge Basis GWB Charge Frequency Annual +Income GMWB with Joint Option Maximum Annual Charge Maximum Increase to Annual Charge (at one time) GMWB Charge 3.00% 0.25% Charge Basis GWB Charge Frequency Annual You pay the applicable percentage of the GWB each Contract Anniversary. We deduct the charge from your Contract Value on an annual basis. The charge is deducted from Contract Value after any applicable interest is credited on the Contract Anniversary and any funds in the Short Duration Fixed Account Option are automatically transferred out, but before the annual Step-Up would occur, if applicable. If the Fixed Account Value is greater than the Fixed Account Minimum Value, the charge will be deducted from your allocations to all Contract Options in the same proportions that the respective allocations bear to your Contract Value until such time that the Fixed Account Contract Value has been reduced to the Fixed Account Minimum Value. If the Fixed Account Value is equal to the Fixed Account Minimum Value, the charge will be deducted from your allocations to the Index Account Options. If no value remains in the Index Account Options and the Fixed Account Value is equal to the Fixed Account Minimum Value, the charge will not be assessed for that Contract Year. While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB. Deduction of the GMWB Charge will result in a reduction of the Contract Value element of the basic Death Benefit. Upon termination of the endorsement, the charge is prorated for the period since the last annual charge. On each fifth Contract Anniversary, we reserve the right to increase the charge, subject to the applicable maximum annual charge and maximum increase to annual charge, as shown in the tables above. If the GMWB Charge is to increase, a notice will be sent to you 45 calendar days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting annual Step-Ups on future Contract Anniversaries. Upon such election, the GAWA % will be determined with no future recalculation. The Determination Date Step-Up is not impacted by an election to opt out of a charge increase. While electing to discontinue future annual Step-Ups will prevent an increase in the charge, you will be foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Such election is final, and you may not subsequently elect to reinstate annual Step-Ups once they have been discontinued. All elections must be received by us in Good Order prior to the Contract Anniversary. Charge increases under this provision may only occur every five years on the Contract Anniversary. If we opt not to increase a charge under this provision, the charge will not be subject to increase again until the Contract Anniversary five years thereafter. The actual deduction of the charge will be reflected in your annual statement. You will continue to pay the GMWB Charge through the earlier date that you annuitize the Contract or your Contract Value is zero. We will, however, stop deducting the charge under other circumstances that would cause the GMWB to terminate. For more information, please see “Termination” beginning on page 66. We reserve the right to prospectively change the charge on new Contracts or if you elect this GMWB after your Contract is issued (subject to availability), subject to the applicable maximum annual charge listed above. Upon election of this GMWB, the applicable GMWB Charge will be reflected in your confirmation. For more information about how this GMWB works, please see “+Income GMWB and +Income GMWB with Joint Option" beginning on page 58. CONTRACT ADJUSTMENTS Interim Value Calculation and Adjustment. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day if you remove Contract Value prior to the end of the Index Account Option Term (including 49 partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, the direct deduction of advisory fees pursuant to our administrative rules, amounts applied to income options upon annuitization, or if we pay the Contract Value element of the Ddeath Bbenefit) or exercise an Intra-Term Performance Lock. For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value and any withdrawal taken in the first six years after issue may also be assessed a Market Value Adjustment. The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. We calculate the Interim Value of each of your Index Account Options at the end of each Business Day, and the change, or adjustment, may be positive, negative, or zero compared to the Interim Value at the end of the previous Business Day, even if the Index associated with your Index Account Option has increased in value. Changes to your Interim Value are not directly tied to the performance of the applicable Index, although Index performance impacts your Interim Value. The Interim Value on a given Business Day determines the amount available to be removed from that Index Account Option for Intra-Term Performance Locks, partial or total withdrawals from the Contract, GAWA withdrawals, automatic withdrawals, RMDs, deductions of the GMWB Charge, amounts applied to income options upon annuitization, payment of the Contract Value element of the Ddeath Bbenefit, and the direct deduction of advisory fees pursuant to our administrative rules. The Interim Value does not impact your Index Account Option Value unless you engage in such a transaction. If you have a transaction that is based on Interim Value, the transaction will reduce the Interim Value of your Index Account Option by the amount withdrawn. Any applicable Market Value Adjustment, taxes, and tax penalties will subsequently be deducted from the amount you receive from a withdrawal. Please note that when calculating Interim Value, the Index Option Crediting Base is reduced proportionally to the Index Account Option Value for each such transaction. If the Interim Value is greater than the Index Option Crediting Base, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Amounts removed during the Index Account Option Term will not receive an Index Adjustment at the end of that Index Account Option Term. This means that by transacting mid-term on Interim Value, you are reducing the Index Account Option Value that could have received an Index Adjustment at the end of the Index Account Option Term. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. This means that there could be significantly less money available under your Contract for withdrawals, payment of Ddeath Bbenefits, or Income Options during the Index Account Option Term. The Interim Value adjustment may result in a loss even if the Index is performing positively at the time of the transaction, and may be less than the amount you would receive if you held the investment until the end of the Index Account Option Term. The Interim Value adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%. The maximum loss would occur under extreme circumstances. To avoid an Interim Value adjustment to your Index Account Option Value, you should schedule withdrawals and other transactions to fall on Index Account Option Term Anniversaries. The Interim Value calculation protects the Company from risks related to the value of the derivative instruments purchased to support the contract guarantees if amounts are removed prior to the end of an Index Account Option Term. The Interim Value calculation shifts this risk from the company to you. Please see the SAI for detailed explanations and examples of how we calculate the Interim Value in various scenarios. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. Market Value Adjustment. A Market Value Adjustment ("MVA") may apply to amounts withdrawn or annuitized from the Contract during the first six Contract Years. The Market Value Adjustment reflects changes in the level of interest rates since the Issue Date. Market Value Adjustments protect the Company from risks related to the value of the fixed investment instruments supporting the Contract guarantees if amounts are withdrawn prematurely. The Market Value Adjustment shifts the risk from the Company to you. In order to determine whether there will be a Market Value Adjustment, we first compare the MVA reference rate on the Issue Date to the MVA reference rate on the date you are removing Contract Value. The MVA reference rate is Bloomberg U.S. Intermediate Corporate Bond Index Yield to Maturity, expressed as a percentage. The MVA rate applied on any day will be the 50

MVA reference rate published on the prior Business Day. If the MVA reference rate is not published on the Business Day before the MVA is calculated, the Company will use the MVA reference rate for the most recent Business Day it was published. The current-day price for the Bloomberg U.S. Intermediate Corporate Bond Index Yield to Maturity will be publicly available on our website at [VANITY URL], although the price may change by the time your transaction is executed. The Company calculates the MVA by multiplying the amount You withdraw that is subject to MVA less any applicable charges by the result of the formula below: where: I is the MVA Reference Rate on the Issue Date J is the MVA Reference Rate on the date of withdrawal or annuitization m is the number of complete months remaining from the date of the removal to the end of the MVA Period. The MVA formula is derived by reflecting the change to the value of an underlying bond purchased to support your policy and any gains or losses from applicable early withdrawals are passed along to You. If the MVA reference rate at the time of your withdrawal (or Income Date if income payments begin during the six Contract Years) is higher than the MVA reference rate on your Issue Date, a downward adjustment to the amount withdrawn may apply, which would reduce the amount paid or taken as income. If the MVA reference rate at the time of withdrawal is lower than the MVA reference rate declared on your Issue Date, an upward adjustment to the amount withdrawn may apply, which would increase the amount paid or taken as income. There will be no Market Value Adjustment if the two rates are the same. The application of a Market Value Adjustment could result in a reduction in the amount you receive from a withdrawal, and in extreme circumstances, such losses could be as high as 100% of the amount withdrawn. The maximum loss would only occur if there is a total withdrawal of Contract Value and interest rates have risen dramatically between the date your Contract was issued and the time of your total withdrawal. A Market Value Adjustment will not otherwise affect the values under your Contract. Please see the SAI for an illustration of how an MVA impacts your withdrawals and contract values. There is no Market Value Adjustment on: Ddeath Bbenefit payments; amounts withdrawn for Contract charges; amounts removed from any Index Account Option on the Latest Income Date, transfers among Contract Options, withdrawals taken pursuant to the Free Look provision of your contract, withdrawals taken under the Free Withdrawal provision, GAWA Withdrawals, withdrawals taken to satisfy a required minimum distribution ("RMD"), amounts you withdraw after the first six Contract Years, earnings, and direct deductions of advisory fees made pursuant to our administrative rules. Please note that an MVA will only apply to income payments taken under income options for specified periods where the specified period is shorter than five years and those payments are taken during the first six Contract Years. Income payments taken under any other income option are not subject to an MVA. For purposes of determining the MVA, the Contract Value is divided into earnings and Remaining Premium. Earnings are not subject to an MVA. For the sole purpose of determining the amount of the MVA, earnings are defined as any excess of the Contract Value over Remaining Premium. Withdrawals will be allocated first to earnings (which may be withdrawn free of any MVA), if any, and second to Remaining Premium. Any portion of the MVA that would reduce the Fixed Account below the Fixed Account Minimum Value will be waived. Free Withdrawal. During each of the first six Contract Years, certain partial withdrawals from the Contract will not incur a Market Value Adjustment. The amount of the Free Withdrawal is 10% of the Remaining Premium during each Contract Year that would otherwise incur a Market Value Adjustment, minus earnings. The Free Withdrawal may be taken once or through multiple withdrawals throughout the Contract Year. Any amount withdrawn to satisfy a required minimum distribution reduces the amount of available Free Withdrawal. No Free Withdrawal may exceed the Withdrawal Value. Withdrawals during the first six contract years in excess of the Free Withdrawal may be subject to any applicable MVA. The direct deduction of advisory fees pursuant to our administrative rules will not reduce the Free Withdrawal amount. PURCHASES Minimum Premium: • $25,000 under most circumstances 51 reinstate Automatic Rebalancing on your Contract, you must submit a new election form. If you submit a new election form, Automatic Rebalancing will resume on the next eligible Contract Anniversary. Rebalancing instructions may only include Contract Options in which you are currently invested. Automatic rebalancing cannot be used to reallocate Contract Value into new Contract Options. You should consult with your financial professional with respect to the current availability of Automatic Rebalancing. Please see Appendix B (Calculation Examples) for examples illustrating Automatic Rebalancing scenarios in which all Index Account Options are at the end of their Term (Example 1), two out of four Index Account Options are at the end of their Term (Example 2), three out of four Index Account Options are at the end of their Term (Example 3), and where an Intra-Term Performance Lock was performed during the Contract Year (Example 4). ACCESS TO YOUR MONEY You may access the money in your Contract: • by making a partial or full withdrawal, • by electing the Automatic Withdrawal Program, • by establishing direct deduction of advisory fees under our administrative rules, • by electing an add-on Guaranteed Minimum Withdrawal Benefit, or • by electing to receive income payments. Your Beneficiary can have access to the money in your Contract when a Ddeath Bbenefit is paid. Withdrawals under the Contract may be subject to a Market Value Adjustment. For purposes of the Market Value Adjustment, we treat withdrawals as coming first from earnings (which may be withdrawn free of any MVA), and then from Remaining Premium. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes, and adjusted by any applicable Market Value Adjustment. For more information about Market Value Adjustments, please see “Market Value Adjustment” beginning on page 50. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent. Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with GAWA withdrawals, Required Minimum Distributions or the Automatic Withdrawal Program. If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as a free withdrawal in any Contract Year. Automatic withdrawals in excess of the Free Withdrawal amount may be subject to Market Value Adjustments, the same as any other partial withdrawal. For more information about the free withdrawal amount, please see "Market Value Adjustment" beginning on page 50. 56 Partial withdrawals will reduce the Index Option Crediting Base at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. When you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by following our administrative rules for direct deduction of advisory fees from Contract Value (see below). There are conditions and limitations, so please contact our Customer Care Center for more information. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus. Any investment adviser fees withdrawn will trigger an Interim Value adjustment for any Index Account Options. You are strongly encouraged to discuss the impact of deducting advisory fees directly from your Contract Value with your financial professional before making any elections. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. Unless you specify otherwise, withdrawals will be taken from all Contract Options based upon the proportion that their respective value bears to the Contract Value. Any applicable MVA will be applied at the time of the withdrawal, and will be applied proportionally to each Index Account Option from which the withdrawal was taken. Our administrative rules are structured to follow the requirements laid out in a Private Letter Ruling we obtained from the Internal Revenue Service ("IRS") in 2019. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in two specific ways: (i) pursuant to the terms of the Private Letter Ruling, we will not report them as taxable distributions under your Contracts; and (ii) any such deduction will not trigger a reduction in the return of premium benefit base of the basic Ddeath Bbenefit, as applicable (Owners age 81 and older on the date the Contract is issued do not have a return of premium element in the basic Ddeath Bbenefit). For more information on the Private Letter Ruling, please see "Constructive Withdrawals - Investment Adviser Fees" beginning on page 53. It is important to note that deductions to pay advisory fees will always reduce your Contract Value and the Contract Value portion of your basic Ddeath Bbenefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base. For an example illustrating the impact of advisory fee deductions on your Contract Value, please see Appendix A, Example 20. Our Administrative Rules. In order to have advisory fees directly deducted from your Contract Value, you must submit written authorization on a form acceptable to us, authorizing us to accept and execute instructions from your third party financial professional to make withdrawals from your Contract to pay the advisory fees pursuant to a written agreement between you and your third party financial professional. Advisory fee withdrawals are processed as net withdrawals, pro-rata from the Contract Options in which you are currently allocated. Requests for withdrawal of advisory fees will be processed on the Business Day in which they are received by us in Good Order. Advisory fees generally may not exceed an amount equal to an annual rate of 1.50% of your Contract’s Withdrawal Value, which is the amount you could receive upon total withdrawal after all fees and adjustments have been assessed. Please note: if your Contract has a return of premium element in the basic Ddeath Bbenefit (applicable for Owners age 80 and younger on the date the Contract was issued), advisory fee deductions are capped at a lower annual rate than under our standard administrative rules, and will not be permitted to exceed an annual amount equal to an annual rate of 1.25% of Contract Value. You may terminate authorization for the direct deduction of advisory fees at any time by providing us with written notice of such termination. Please note: the election of either the +Income GMWB or +Income GMWB with Joint Option disqualifies you from utilizing our administrative rules to directly deduct advisory fees from Contract Value. If you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, or after electing either the +Income GMWB or +Income GMWB with Joint Option, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic Ddeath Bbenefit being reduced, the withdrawal will be subject to Market Value Adjustments any applicable taxes and tax penalties. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 72. 57 Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB. Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or Excess Withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit. Please note: the election of either the +Income GMWB or +Income GMWB with Joint Option disqualifies you from utilizing our administrative rules to directly deduct advisory fees from Contract Value. This means that if you've elected the +Income GMWB or +Income GMWB with Joint Option and you make a withdrawal to pay advisory fees, your withdrawal will be treated as a standard partial withdrawal under the Contract. In other words, in addition to your Contract Value and basic Ddeath Bbenefit being reduced, the withdrawal will be subject to Market Value Adjustments, any applicable taxes and tax penalties. Step-Up. There are two types of Step-Ups available when you elect this GMWB: an annual Step-Up and a Determination Date Step-Up. On each Contract Anniversary following the effective date of this GMWB, the GWB will be automatically increased to equal the Contract Value if the Contract Value is greater than the GWB. We call this increase an annual Step-Up. On the Determination Date, the GWB will be automatically increased to equal the Contract Value if the Contract Value is greater than the GWB. We call this increase a Determination Date Step-Up. Any Determination Date Step-Up will be completed prior to the determination of the GAWA on the Determination Date. Please note that if you have opted out of annual Step-Ups in order to avoid a communicated GMWB Charge increase on a 5th Contract Anniversary, you will no longer receive annual Step-Ups on Contract Anniversaries. The date on which you opt out of annual Step-Ups will be the Determination Date, and your GAWA% will be locked in and will not subsequently change. Opting out of annual Step-Ups will never impact the Determination Date Step-Up. Please see "GMWB Charge" beginning on page 48 for more information about potential increases to the GMWB Charge and your ability to opt out of those increases. With a Step-Up – The GWB equals the Contract Value on the Contract Anniversary (subject to a $10 million maximum). If the step-up occurs after the GAWA has been determined, the GAWA is recalculated, equaling the greater of: ● The GAWA% multiplied by the new GWB, or ● The GAWA immediately prior to step-up. It is important to note that withdrawals from your Contract (including Guaranteed Withdrawals) make it less likely that a future Step-Up to your GWB (if any) will increase your GAWA. This is because all withdrawals reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a Step-Up, as Excess Withdrawals (unlike Guaranteed Withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn. The GWB can never be more than $10 million with a Step-Up. Upon Step-Up, the applicable GMWB Charge will be reflected in your confirmation. For Life Guarantee. The For Life Guarantee entitles you to continue taking GAWA withdrawals for your life (or the lifetime of the joint Owner to die first), or for the lifetime of the last surviving Covered Life under +Income GMWB with Joint Option, even after your Contract Value has dropped to zero (unless as the result of an Excess Withdrawal or total withdrawal of Contract Value). Once the Contract Value drops to zero (unless as the result of an Excess Withdrawal or total withdrawal of Contract Value), these GAWA withdrawals will take the form of payments from the Company in an amount equal to the GAWA, net of any applicable taxes. The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Designated Life's attained age 59 ½ unless: • the Contract has terminated; • the Contract Value is reduced to zero on or before the date the For Life Guarantee would otherwise become effective; • you have elected to annuitize your Contract and the Income Date precedes the date the For Life Guarantee would otherwise become effective; or • the last surviving Covered Life dies before the date the For Life Guarantee would otherwise become effective. 61

If the Designated Life has already attained age 59½ when this GMWB is added to the Contract, then the For Life Guarantee becomes effective on the effective date of this GMWB. If the For Life Guarantee becomes effective after the Determination Date, the GAWA will be reset to equal the GAWA% multiplied by the GWB on the date the For Life Guarantee becomes effective. The For Life Guarantee is terminated when: • this GMWB is terminated; • this GMWB is continued by a spousal Beneficiary who is not a Covered Life; • an Excess Withdrawal reduces the Contract Value to zero; • the Owner (or any joint Owner) dies on Contracts with +Income GMWB; • the last Covered Life dies on Contracts with +Income GMWB with Joint Option; • the Contract is terminated. If the For Life Guarantee is not in effect, your GMWB is impacted in the following ways: • your GAWA withdrawals are guaranteed until the earlier of: ◦ the date of death of the Owner or any joint Owner; or ◦ the date when all withdrawals under the Contract equal the GWB, without regard to Contract Value. • the GWB is the guaranteed amount available for future periodic withdrawals; • a withdrawal that causes the Contract Value to drop to zero voids the For Life Guarantee and it will never become effective. See "Contract Value is Zero" beginning on page 62 for more information. Owner's Death. The Contract's Ddeath Bbenefit is not affected by this GMWB so long as the Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the death of any joint Owner) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse. For +Income GMWB with Joint Option, upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse. For additional information regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting +Income GMWB with Joint Option, please see "Additional Information Regarding +Income GMWB with Joint Option" beginning on page 66. Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Designated Life (or the death of any joint Owner) or until the death of the last surviving Covered Life for +Income GMWB with Joint Option, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Designated Life (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA% has not yet been determined, it will be set at the GAWA% corresponding to the Designated Life’s attained age and elapsed Deferral Years at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA% multiplied by the GWB. After each payment when the Contract Value is zero – The GWB is recalculated, equaling the greater of: ● The GWB before the payment less the payment; Or ● Zero. The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB. Subject to the Company’s approval, you may elect to receive payments more frequently than annually. If the frequency of GAWA payments selected provides a first payment less than $20, and state law permits, the Company may require payments to be made in quarterly, semiannual, or annual intervals so that the payment is at least $20. 62 Spousal Continuation. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to: • Continue the Contract with this GMWB so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase; • Continue the Contract without this GMWB if the surviving spouse is not a Covered Life; or • Add this GMWB to the Contract on any Contract Anniversary after the Contract has been continued under this provision, subject to availability, and subject to the Beneficiary's eligibility, if the spousal Beneficiary terminated the GMWB in continuing the Contract. The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date. Contract Anniversaries will continue to be based on the Contract's Issue Date. If the GAWA% has not yet been determined, it will be determined based on the Designated Life's attained age and elapsed Deferral Years on the Continuation Date (as though that person survived to that date). The GAWA will be equal to the GAWA% multiplied by the GWB. If the Contract Value is greater than the GWB on the Determination Date, the GWB will automatically step up to the Contract Value prior to the determination of the GAWA. The Latest Income Date is based on the age of the surviving spouse. Please refer to the "GMWB Income Options" subsection below for information regarding the additional Income Options available on the Latest Income Date. If the surviving spousal Beneficiary elects to continue the Contract with this GMWB, and the surviving spouse is a Covered Life: • The For Life Guarantee remains effective on and after the Continuation Date. • Continuing the Contract with this GMWB is necessary in order to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not been terminated. • Step-Ups will continue as outlined in the Step-Up provisions of this GMWB. If the surviving spousal Beneficiary elects to continue the Contract with this GMWB, and the surviving spouse is not a Covered Life: • The For Life Guarantee is null and void. • The surviving spouse will be entitled to take GAWA withdrawals until the GWB is exhausted. • Step-Ups will continue as outlined in the Step-Up provisions of this GMWB. A new joint Owner may not be added on a non-qualified Contract if a surviving spouse continues the Contract. If the surviving spouse does not elect to terminate the GMWB on the Continuation Date, the GMWB may not be subsequently terminated independently from the Contract to which it is attached. Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding this GMWB to a Contract. GMWB Income Options. The following are additional Income Options available to you under this GMWB. Please discuss with your financial professional how these Income Options compare to the standard Income Options offered under the Contract, and whether they are right for you. For +Income GMWB: Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or any Owner’s death with joint Owners), and there is no provision for a Ddeath Bbenefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment. 63 If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option. Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.) This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined by dividing the GWB by the GAWA. Once this specified period of years has been calculated, it will not be subsequently changed. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled. The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective. For +Income GMWB with Joint Option: Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a Ddeath Bbenefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment. If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option. Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.) This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined by dividing the GWB by the GAWA. Once this specified period of years has been calculated, it will not be subsequently changed. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled. The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. 64 date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. Additional Options - We may make other income options available. No withdrawals are permitted during the income phase under an income option that is life contingent. If you have elected an income option that is not life contingent, you are permitted to terminate your income payments by taking a total withdrawal in a single lump sum, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment. If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete Ddeath Bbenefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option. DEATH BENEFIT The Contract has a Ddeath Bbenefit, which is payable during the accumulation phase, and in some circumstances even after you begin taking income payments. Amounts applied to Ddeath Bbenefit payout options from Index Account Options are subject to an Interim Value adjustment. If you die before moving into the income phase, the Ddeath Bbenefit equals the greater of: • your Contract Value on the date we receive all required documentation from your Beneficiary; or • the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.* *For Owners age 81 and older at the time the Contract is issued, the return of premium component of the Ddeath Bbenefit is unavailable, and the Ddeath Bbenefit will equal the current Contract Value. If you begin taking income payments on the Latest Income Date, the Ddeath Bbenefit amount is equal to the greater of zero or: • the total Premium you have paid into the Contract, reduced for prior withdrawals (including any applicable charges and adjustments) incurred since the issuance of the Contract through the Latest Income Date, in the same proportion that the Contract Value was reduced on the date of such withdrawals, less • the Contract Value on the Latest Income Date.* *For Owners age 81 and older at the time the Contract is issued, the Ddeath Bbenefit is not payable once you begin taking income from your Contract, regardless of the Income Date selected, and the Ddeath Bbenefit terminates on the Income Date. For an example of how your Ddeath Bbenefit is reduced proportionally for prior withdrawals, assume that your initial Premium is $100,000. After one year, your Contract Value is $95,000, and you take a withdrawal for $9,500. You are withdrawing 10% of your Contract Value ($9,500 / $95,000 = 10%), so the reduction of your Premium for the purposes of determining your Death Benefit will also be 10%, making your premium for purposes of the Ddeath Bbenefit calculation now $90,000 ($100,000 – ($100,000 * 10%)). 69

If the Contract is owned by joint Owners, the Ddeath Bbenefit is due upon the death of the first joint Owner. If the Contract is owned by a legal entity, the Ddeath Bbenefit is due upon the death of the Annuitant (in the case of joint Annuitants, the Ddeath Bbenefit is payable upon the death of the first Annuitant). The Ddeath Bbenefit is due following our receipt of all required documentation in Good Order. Required documentation includes proof of death, a claim form, and any other documentation we reasonably require. If we have received proof of death and any other required documentation, we will calculate the share of the Ddeath B benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive from that Beneficiary a claim form with a payment option elected. If we have not received proof of death or any other required documentation, we will calculate the share of the Ddeath Bbenefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive any remaining required documentation. As a result, based on the timing of a Beneficiary's claim submission, and the performance of the Index, Interim Value adjustments and positive or negative Index Adjustments credited to Index Account Options may cause the calculation of a Beneficiary’s Ddeath Bbenefit share to differ from the calculation of another Beneficiary’s Ddeath Bbenefit share. We will pay interest on a Beneficiary’s Ddeath Bbenefit share as required by law. If you die before you begin taking income from the Contract, the person you have chosen as your Beneficiary will receive the Ddeath Bbenefit. If you have a joint Owner, the Ddeath Bbenefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death. If we do not receive a claim form and due proof of your death in Good Order from a surviving joint Owner during their lifetime, we will pay the Ddeath Bbenefit in accordance with the last Beneficiary designation received by us in Good Order before the last joint Owner's death. If no Beneficiary designation is in effect, or the designated Beneficiary(ies) have not survived the Owner, or in the case of jointly owned Contracts, both joint Owners, the Ddeath Bbenefit shall be paid to the Owner's estate, or in the case of jointly owned Contracts, the estate of the last joint Owner to die. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. If you elect to pay your advisory fees via direct deductions under our rules, any such deduction will not trigger a reduction in return of premium benefit base of the basic Ddeath Bbenefit, as applicable (Owners age 81 and older on the date the Contract is issued do not have a return of premium element in the basic Ddeath Bbenefit). It is important to note that deductions to pay advisory fees, even under our administrative rules, will always reduce your Contract Value and the Contract Value portion of your basic Ddeath Bbenefit, and are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. If you take withdrawals to pay advisory fees and do not follow our administrative rules, and/or elect the +Income GMWB or +Income GMWB with Joint Option, both your Contract Value and the return of premium benefit base of the basic Ddeath Bbenefit will be reduced by such withdrawals. For more information, please see "Our Administrative Rules" beginning on 57. Payout Options. The Ddeath Bbenefit can be paid under one of the following payout options: • single lump-sum payment; • payment of entire Ddeath Bbenefit within 5 years of the date of death; • on non-qualified contracts or for spousal Beneficiaries or Eligible Designated Beneficiaries on qualified contracts, payment of the entire Ddeath Bbenefit under an income option over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy. Any portion of the Ddeath Bbenefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death on non-qualified contracts; or • on qualified contracts, payment of the entire Ddeath Bbenefit under an income option over a period not extending beyond ten (10) years, with distribution beginning within the calendar year following the calendar year of the Owner's death. Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary. 70 If the Beneficiary elects to receive the Ddeath Bbenefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the Ddeath Bbenefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the Ddeath Bbenefit in a single sum and all the necessary requirements are met, we will pay the Ddeath Bbenefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire Ddeath Bbenefit will be paid within 5 years of the Owner’s date of death. For more information, please see “Spousal Continuation Option” below. Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the Ddeath Bbenefit payout option in the event your death occurs before the Income Date. However, at the time of your death, we may modify the Ddeath Bbenefit option if the Ddeath Bbenefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option election is in force at the time of your death, the payment of the Ddeath Bbenefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the Ddeath Bbenefit to us within one year of your death, however, the Ddeath Bbenefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state. Spousal Continuation Option. If your spouse is the sole Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no Ddeath Bbenefit will be paid at that time. Moreover, except as described below, we will apply to the Contract a continuation adjustment, which is the amount by which the Ddeath Bbenefit that would have been payable exceeds the Contract Value. We calculate the continuation adjustment amount using the Contract Value and Ddeath Bbenefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Short Duration Fixed Account Option. On the next Contract Anniversary, the continuation adjustment will be reallocated to the 1-year Fixed Account Option unless you provide updated allocation instructions. The Spousal Continuation Option may not be available in your state. See your financial professional for information regarding the availability of the Spousal Continuation Option. If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future Ddeath Bbenefit under the Contract. The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state. The Spousal Continuation Option is not available in the event of a change from the original Owner or an assignment of the Contract. Death of Owner On or After the Income Date. On or after the Income Date, if you or a joint Owner die, and are not the Annuitant, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies. Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a legal entity, then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named. If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any life-contingent Income Payments cease on the death of the Annuitant. Stretch Contracts. The beneficiary of death benefit proceeds from another company’s non-qualified annuity contract or the eligible designated beneficiary (as defined by the Internal Revenue Code and implementing regulations) of death benefit proceeds from another company’s tax-qualified annuity contract or plan, may use the death benefit proceeds to purchase a Contract (“Stretch Contract”) from us. The beneficiary of the prior contract or plan (“Beneficial Owner”) must begin taking distributions or must have begun taking distributions under the prior contract or plan, within one year of the decedent’s death. The distributions must be taken over a period not to exceed the life expectancy of the Beneficial Owner, and the distributions 71 tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. You should discuss these limits, required minimum distributions, tax penalties and the tax computation rules with your tax adviser. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis. Withdrawals - Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor. Constructive Withdrawals - Investment Adviser Fees. In 2019, we obtained a private letter ruling (“PLR”) from the Internal Revenue Service recognizing our ability, in specific circumstances, to treat the payment of investment advisory fees to an investment advisor out of nonqualified contracts as non-taxable withdrawals from the contracts. Pursuant to the guidance provided by the Internal Revenue Service, we only permit the deduction of investment adviser fees from a contract in the following circumstances: • The contract is an advisory fee product; • A written contract exists between the registered investment adviser and the contract owner; • During the time that the contract owner authorizes us to deduct advisory fees directly from the contract and automatically transmit them to a registered investment adviser, the contract will be solely liable for the fees and the fees will not be paid directly by the owner; • The fees are paid directly from the annuity contract to the registered investment adviser; • The fees do not exceed an amount equal to an annual rate of 1.50% of the contract’s Withdrawal Value. When these requirements are met, we will not treat such a deduction of fees as a taxable distribution. In order to prevent negative tax consequences, these deductions are only permitted if the above requirements are met. Any withdrawals taken by a contract owner in scenarios that do not conform to the above requirements will be treated as any other partial withdrawal from the contract, and may be subject to federal and state income taxes and a 10% federal penalty tax. Please note that even if we do not treat such deductions as withdrawals for tax purposes, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals. Death Benefits. None of the Ddeath Bbenefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of Ddeath Bbenefits and depend on whether the Ddeath Bbenefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply. Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. You should consult your tax advisor prior to making any assignment of your Contract. An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The total value of the Contract assigned or pledged that exceeds the aggregate Premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed in connection with Non-Qualified Contracts. An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. The Code requires the Qualified Contract to be nontransferable. Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect 74 not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States. The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions from other tax qualified plans which may not be rolled over are those which are: (a) one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee’s beneficiary, or (c) for a specified period of ten years or more; (b) a required minimum distribution; or (c) a hardship withdrawal. Eligible rollover distributions from tax qualified plans (other than an IRA) are subject to mandatory 20% withholding unless they are transferred directly to an IRA or tax qualified plan. Jackson reserves the right to change tax reporting practices where it determines that a change is necessary to comply with federal or state tax rules (whether formal or informal). Annuity Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase. Definition of Spouse. The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Ddeath Bbenefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject. Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an annuitant other than the owner, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences. Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract. We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice. JACKSON TAXATION We reserve the right to deduct from the Contract Value any taxes attributed to the Contract and paid by us to any government entity (including, but not limited to, Premium Taxes, Federal, state and local withholding of income, estate, inheritance, other taxes required by law and any new or increased federal or state income taxes that may be enacted into law). Premium taxes generally range from 0.5% to 3.5%, which are applicable only in certain jurisdictions. We will determine when taxes relate to the Contract. 75 the total Contract Value eligible for rebalancing. The Contract Value allocated to each Contract Option after the transfers will be: ▪ $51,750 ($103,500 × 50%) to the 1-year Fixed Account Option. ▪ $51,750 ($103,500 × 50%) to the 3-year S&P 500 Cap with Buffer Crediting Method. ▪ $0 ($103,500 × 0%) to the Short Duration Fixed Account Option. Advisory Fee Withdrawal Examples Example 5: This example demonstrates the impact of advisory fee withdrawals on Ddeath Bbenefits. If you are under age 81 at the time the Contract is issued, and you die before moving into the income phase, the Ddeath Bbenefit equals the greater of: • your Contract Value on the date we receive all required documentation from your Beneficiary; or • the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal. If you are under age 81 at the time the Contract is issued, and you begin taking income payments on the Latest Income Date, the Ddeath Bbenefit amount is equal to the greater of zero or: • the total Premium you have paid into the Contract, reduced for prior withdrawals (including any applicable charges and adjustments) incurred since the issuance of the Contract through the Latest Income Date, in the same proportion that the Contract Value was reduced on the date of such withdrawals, less • the Contract Value on the Latest Income Date. • For this example, assume you have an initial Premium of $100,000 and your Maximum Annual Advisory Fee Withdrawal Percentage is 1.25%. • After 6 months, your Contract Value is $99,000, your Ddeath Bbenefit is $100,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,000: ◦ The Advisory Fee Withdrawal Percentage is 1.01% ($1,000 / $99,000 = 1.01%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.01% since this is the first Advisory Fee Withdrawal in the Contract Year. ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. ◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $98,000 ($99,000 - $1,000 = $98,000). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($98,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000). • At month 9, three quarters of the way through your first Contract Year, your Contract Value is $95,000, your Ddeath Bbenefit is $100,000, which is the greater of your current Contract Value ($95,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $200 ◦ The Advisory Fee Withdrawal Percentage is 0.21% ($200 / $95,000 = 0.21%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.22% (1.01% + 0.21% = 1.22%) since this is the second Advisory Fee Withdrawal in the Contract Year. B-4 ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. ◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $94,800 ($95,000 - $200 = $94,800). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($94,800) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000). • You do not perform any more transactions until month 18, which is halfway through your second Contract Year. At this time your Contract Value is $101,000, your Ddeath Bbenefit is $101,000, which is the greater of your current Contract Value ($101,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,250: ◦ The Advisory Fee Withdrawal Percentage is 1.24% ($1,250 / $101,000 = 1.24%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.24% since this is the first Advisory Fee Withdrawal in the Contract Year. The Total Advisory Fee Withdrawal Percentage resets to zero at the beginning of each Contract Year. ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. ◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $99,750 ($101,000 - $1,250 = $99,750). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($99,750) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000) • You do not perform any more transactions until month 21, which is three quarters of the way through your second Contract Year. At this time your Contract Value is $99,000, your Ddeath Bbenefit is $100,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you request to take an advisory fee withdrawal of $990: ◦ The Advisory Fee Withdrawal Percentage would be 1.00% ($990 / $99,000 = 1.00%). ◦ The Total Advisory Fee Withdrawal Percentage would be 2.24% (1.24% + 1.00% = 2.24%) since this would be the second Advisory Fee Withdrawal in the Contract Year. ◦ Since the Total Advisory Fee Withdrawal Percentage would be greater than the Maximum Annual Advisory Fee Withdrawal Percentage, this Advisory Fee Withdrawal would not be allowed and not be processed. ◦ You would still have the option of processing a regular withdrawal for $990 that would reduce the Contract Value and the total Premium paid into the Contract for the calculation of your Death Benefit accordingly. ▪ Your Contract Value after the withdrawal would be $98,010 ($99,000 - $990 = $98,010). ▪ Your Premium paid into the Contract for the calculation of your Death Benefit would be $99,000 ($100,000 – 1% * $100,000 = $99,000), as it would be reduced by the same percentage the Contract Value was reduced for the withdrawal ($990 Withdrawal / $99,000 Contract Value = 1%). ▪ Your Death Benefit would be equal to $99,000, which is the greater of your Contract Value ($98,010) and the Premium paid into the Contract adjusted for any applicable withdrawals ($99,000). B-5 APPENDIX C: STATE VARIATIONS [TO BE UPDATED BY AMENDMENT] Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your Contract. California State-specific requirement that seniors have the option to invest in the Fixed Account during the Free Look period if Return of Premium Free Look is elected on the application. If the Return of Premium Free Look is elected by a senior applicant, the initial Index Account Option Term is shortened by 35 days. Florida No Market Value Adjustments assessed upon annuitization, even if annuitized in the first Contract Year. No restrictions on Fixed Account allocations or transfers. STATE MATERIAL VARIATION OR AVAILABILITY C-1